 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 10, 2017

Commission File Number 001-36723

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Amec Foster Wheeler plc

(formerly AMEC plc)

(Name of Registrant)

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Amec Foster Wheeler plc

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Amec Foster Wheeler plc 2017 first half results

Summary
●    Challenging conditions continue in some key markets (primarily upstream oil and gas and solar)
o  underlying revenue down 24%
o  E&I underlying revenue up 7%
●    Offset by better operational performance and contract close outs
o  trading margin up 80bp, and up 180bp for retained operations
●    Retained operations order book up 2% to £5.5bn
●    Efficiency and cost saving programme delivering greater benefits ahead of schedule
●    £159m proceeds from non core disposal programme in H1, £229m in total since Q4
●    Offer from John Wood Group remains on track to complete in Q4

Jon Lewis, CEO said:

"I am encouraged that the first wave of benefits of the transformation programme we began last year is now evident.

Operational discipline has improved, we have more than delivered on our cost saving targets and we have also seen the first tangible signs of sustainable growth: in the retained operations, trading margin is up 180 basis points compared to H1 last year with a 2% increase in the order book since the year end.

Although, as expected, some of our end markets remain challenging, I am pleased that we are making progress across the business - reinforcing the value of a multi-discipline and multi-market customer offering.

Looking forward, I am confident Amec Foster Wheeler is now moving in the right direction, and I believe that our people and shareholders will have an exciting future as part of the Wood Group, once the deal closes in the fourth quarter."

Contacts:

Amec Foster Wheeler plc	Jonathan Refoy (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 35,000 people in more than 55 countries and with 2016 revenues of £5.4 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, power and process, pharma, environment and infrastructure markets.

Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Publication on Website:

A copy of this announcement will be made available on Amec Foster Wheeler's website at www.amecfw.com by no later than 12 noon (London time) on the business day following publication of this announcement. For the avoidance of doubt, the contents of this website are not incorporated into and do not form part of this announcement.

HEADLINES

Reported under IFRS

£m unless stated	2017	2016
Continuing operations
Revenue	2,333	2,842
Profit/(loss) before net financing expense	116	(414)
Profit/(loss) before tax	77	(446)
Cash flow from operations	(50)	21
Diluted earnings/(loss) per share	14.6p	(112.7)p
Dividend per share	-	7.4p

Adjusted measures

£m unless stated	2017	2016	Change	Underlyingchange7
Continuing operations
Revenue	2,333	2,842	-18%	-24%
Trading profit1	162	177	-8%	-14%
Trading margin2	7.0%	6.2%	+80bps
Adjusted profit before tax3	123	140	-12%
Trading cash flow4	81	125	-35%
Cash conversion5	50%	71%
Adjusted diluted earnings per share6	24.8p	28.2p	-12%

1 Trading profit represents profit before net financing expense before the amortisation and impairment of intangible assets, asbestos-related costs (net of insurance recoveries) and exceptional items, but including the Group's share of the trading profit of joint ventures.
2 Trading margin represents trading profit expressed as a percentage of revenue.
3 Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group's share of tax on the results of joint ventures.
4 Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefit contributions and amounts recognised in trading profit, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures.
5 Cash conversion represents trading cash flow expressed as a percentage of trading profit.
6 Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.
7 Underlying change excludes the effect of acquisitions and disposals of businesses and currency exchange rate movements.

Adjusted performance measures used by the Group are explained and reconciled to the equivalent IFRS measures in the section entitled Performance measures.

First half review

We have made a strong start to our transformation programme.  We began 2017 with the full roll out of our new, leaner, operating model. This was designed to bring our people closer to projects and customers, enabling us to deliver cost efficiencies across the business and to improve the consistency with which each part of the business operates.

In addition, we identified more than 20 strategic initiatives that would drive growth in the medium term.  The first signs of progress is now showing up in the order book, up 2% for retained operations year to date.

We have also made good progress on disposing of non-core assets, raising £229m of proceeds since the first sales in Q4 2016.

As previously announced, from 1 January 2017, we replaced our geographical reporting structure with four market-based business lines: Oil, Gas & Chemicals, Mining, Power & Process and Environment & Infrastructure (E&I). The principal change from previous revenue disclosures by market is that E&I projects are now fully allocated to the E&I segment. Previously E&I work for Oil & Gas, Clean Energy or Mining customers was recorded in those sectors.

H1 Revenue (Unaudited, £m)

	2017	2016	Underlying %
Oil, Gas & Chemicals	994	1,151	-18%
Mining	137	137	-12%
Power & Process	417	792	-52%
Environment & Infrastructure	522	451	7%
Investment services	79	64	22%
Centre/eliminations/adjustments	(32)	(27)
Retained operations	2,117	2,568	-24%
Disposals	216	274
Total	2,333	2,842	-24%

H1 Trading profit (Unaudited, £m)

	2017	2016	Underlying %
Oil, Gas & Chemicals	83	67	17%
Mining	22	12	74%
Power & Process	21	43	-56%
Environment & Infrastructure	31	34	-16%
Investment services	15	3	400%
Centre/eliminations/adjustments	(22)	(22)
Retained operations	150	137	in line
Disposals	12	40	-70%
Total	162	177	-14%

H1 Trading margin (Unaudited)

	2017	2016	Change
Oil, Gas & Chemicals	8.4%	5.9%	250bp
Mining	16.3%	8.5%	780bp
Power & Process	5.1%	5.1%	-
Environment & Infrastructure	5.9%	7.4%	-150bp
Retained operations	7.1%	5.3%	180bp
Disposals	5.7%	14.1%	-840bp
Total	7.0%	6.2%	80bp

Oil, Gas and Chemicals

Underlying revenue fell 18%, as long-standing challenging conditions persisted across key upstream markets. However, underlying trading profit rose by 17% to £83m compared to H1 2016 as the benefits of the leaner operating structure and an improved operating performance came through. In North America we completed the restructuring of the US business returning the business to a small profit in H1 2017.

The breadth of our customer offering once again protected us from the full impact of market challenges.  Downstream contributed more than 50% of OGC revenues, a position we expect to continue, supported by good growth from our Middle East downstream projects. Upstream capital projects remain weak, except for the ongoing work for major hook up projects in the UK North Sea. Our asset support businesses have performed well: in the North Sea we have continued to grow volumes, as we strengthen our offering in preparation for the hook up project cycle ending. We have also started to mobilise key staff for the 5 year offshore rejuvenation contract for Brunei Shell Petroleum.

The OGC order book fell 3% during the first half to £2.9bn. Key additions included the 5 year offshore rejuvenation contract for Brunei Shell Petroleum and a limited notice to proceed for the EPC of a methanol plant in Louisiana for Yuhuang Chemical. We also announced, this morning, a major long term contract for maintenance services at the Yara Pilbara ammonia facilities in Western Australia.  All three projects are significant wins in 2017 and represent great progress on our strategic priorities to expand our asset support capability globally and grow our chemicals and full scope project portfolios.

During H1, we signed global master service agreements with BP for pre FEED and FEED upstream engineering services and a downstream enterprise framework with Shell.

We are also making real progress on other, earlier stage initiatives. We have made our first hires in the US unconventional market, and have started work on 8 small projects. A typical scope is in-field design and layout and engineering support. If these projects develop as anticipated then this investment will be self-funding and will make a c$10m revenue contribution in 2018. We have also increased our engineering hours in India over 60% in the past 12 months, improving our cost efficiency and price competitiveness further.

Mining

Underlying revenue fell 12%, with trading profit boosted by successful contract close outs and settlements. Studies and pre-FID work continues at relatively healthy levels, whereas project activity remains subdued. We have also seen a number of projects in our pipeline deferred. The reorganisation of the Mining business line at the beginning of the year helped reduce costs and improved the operational focus. It also better positions us to engage with customers globally.

During the first half the Legacy potash project for K+S in Sakatchewan was successfully commissioned and first gold produced at the Brucejack project in Canada. The Husab uranium project in Namibia also delivered first production.

Order book is up 37% year to date, including our share of the A$300m EPC contract for the Gruyere Gold Project in Australia. Our gold portfolio remains strong, and also includes the EPCm on the Alacer Gold Project in Turkey and the design and supply of conveyors for the Ulyeva Project in Russia for Nordgold. We have announced one lithium project, for Albemarle in Chile, and continue to see more opportunities in this fast growing space.

We have made a good start at implementing the strategic priorities identified during the 2016 review. The formation of our global consulting group has already improved its financial performance, and will enhance our visibility of major project work in the next capex cycle. We are making key hires in business development and are currently taking on more staff in locations such as Chile and Australia, to support growth there.

Power and Process

Underlying revenue fell 52% and trading profit fell 56%, to £21m; in line with our expectations due to the significant drop-off in solar activity in the US after the record levels of activity in 2016. Volumes were elevated due to project accelerations, ahead of the scheduled end of federal investment incentives. The deadline for these incentives has now been extended through to 2019 before tapering down.

After a slow start to the year, we have seen a strong second quarter order book performance, with over £300m of new orders in June, including new projects with long-standing customers such as LG&E and Southern Company. Work in the order book includes solar, wind, thermal upgrade and conventional power clean-up projects in North America, as well as the long-term contracts in European nuclear.  At 30th June the P&P order book stood at £1.4bn, up 33% since December.

Operationally the focus remains on executing existing projects and developing a broader portfolio of power and process projects in North America.  The order book shows good progress on this already, and together with planned business development investment, we are confident there is more to come.

Environment and Infrastructure

Underlying revenue increased 7%, ahead of the market growth rate, as we continue to execute well across a wide-ranging portfolio of projects in our chosen sectors. There have been no further losses from the over-running fixed price US government contract in the Pacific, however, revenue on this project recognised at nil margin in the first half has impacted returns.

Strategic initiatives put in place at the beginning of the year are already adding to the portfolio. Better business development coordination with OGC has seen environmental specialist headcount grow significantly in Houston, and we have won our first $1m environmental consulting contract in Saudi Arabia for Aramco. We expect to see other awards in the Middle East, as we roll out our capabilities across the region.

Expansion in the UK and continental Europe also remains a focus. In May we secured a position on the UK Government's Crown Commercial Services project and programme management framework which supports the delivery of the UK Government's construction and infrastructure strategy. This was a key priority in H1 2017 given the outlook for UK infrastructure spending remains strong. Two wins in Europe for pharmaceutical projects represents a good start to our new focus on this sector, and we believe there is a lot more we can do. Across our chosen sectors we are currently tracking a pipeline of more than £5bn of opportunities.

Announced contract wins year to date

Customer	Market	Description	Country
Yara Pilbara	OGC	5 year contract for maintenance services	Australia
Total	OGC	FEED for clean fuels investment in Donges refinery	France
Gruyere	M	EPC for Gruyere Gold Project	Australia
Nordgold	M	Design and supply overland conveyor systems	Russia
Crown Comm'	E&I	4 year design services framework	UK
Arrow Energy	OGC	Engineering MSA for coal seam gas production	Australia
BP	OGC	EPCm for revamp for Castellon refinery	Spain
Saudi Aramco	OGC	Pre FEED, FEED and PMC for Marjan field development	KSA
ISAB	OGC	Engineering for revamp for Priolo refinery	Italy
BP	OGC	2 year global MSA extension for completions and commissioning	Global
Bruce Power	P&P	14 year strategic supplier MSA for nuclear plant life extension	Canada
US Navy	E&I	5 year radiological remediation contract	US
US Army	E&I	EPC for Bunker Hill water treatment site	US
BP	OGC	3 year pre FEED and FEED global engineering services framework	Global
US AF	E&I	5 year engineering and construction sustain and improve contract	Global
Centrica	OGC	Engineering, construction and project support for Morecambe Bay gas field	UK
EDF	P&P	5 year extension for operational support for UK nuclear fleet	UK
KPC	OGC	Pre FEED and PMC for integrated chemicals plant at Al-Zour	Kuwait
Brunei Shell	OGC	5 year rejuvenation project for on and offshore assets	Brunei
GNL Quintero	OGC	Owners engineer for regasification terminal	Chile
Eni	OGC	EPC for steam reforming plant at Gela refinery	Italy
Shell	OGC	5 year global downstream enterprise framework	Global
Berkeley	M	FEED for Salamanca uranium project	Spain

Order book (£bn)

H1 2017		FY 2016	H1 2016
Oil, Gas & Chemicals	2.9	3.0	3.4
Mining	0.2	0.1	0.2
Power & Process	1.4	1.1	1.1
Environment & Infrastructure	0.9	0.9	0.9
Investment services	0.1	0.3	0.3
Retained operations	5.5	5.4	5.9
Disposals	0.1	0.4	0.3
Total	5.6	5.8	6.2

Non-core disposals

As previously announced, the Company has sold Aquenta Consulting, its circulating fluidised bed boilers business and its share in FW Power during the first half. In addition, the disposals of its share in Petropower and the Incheon Bridge were announced in Q4 2016. In aggregate, these disposals have yielded £229m in proceeds, with £159m coming in the first half. The assets within the non-core disposal programme contributed £43m of trading profit in full year 2016 and £12m in the first half (including £1m from the residual industrial boilers part of GPG which is expected to be sold later this year).

The company is continuing to progress the disposal of its North American nuclear operations and the balance of its steam generator businesses. In June, the Company (in consultation with the board of John Wood Group) announced it had decided to retain its European nuclear business.

Had the Company accepted its preferred offer for the European nuclear business, it would have met its target of £500m of disposal proceeds from the non-core disposal programme.

Balance sheet

As previously disclosed, in April 2017, the Company agreed a waiver to increase the leverage covenant in its banking facilities to 4.5x net debt to EBITDA until June 2018.  Net debt has reduced to £989m (December 2016 £1,084m), and the leverage ratio at June was 3.7x.

John Wood Group offer

The all-share offer from John Wood Group remains on schedule to close in the fourth quarter.

In June, both sets of shareholders voted in favour of the transaction, which remains subject to a small number of anti-trust clearances, including approval from the UK Competition and Markets Authority (CMA).

On 2 August, the CMA announced that the combination of Amec Foster Wheeler and John Wood Group's operations in the UK North Sea would lead to a substantial lessening of competition across the engineering and construction and operations and maintenance service sectors. In advance of this announcement, the Company has been preparing its UK North Sea operations for sale, with a competitive process already well underway.

In 2016, this proposed disposal business contributed revenues of £740m and trading profit of £43m to Amec Foster Wheeler. In H1 2017, it contributed revenues of £323m and trading profit of £34m, including a significant contribution from major projects which are expected to complete over the next two years.

Anti-trust clearance has been obtained in Australia, Bulgaria, Canada, Colombia, Kazakhstan, Philippines, Poland, Russia, South Africa, Turkey and USA. The clearances in respect of CIFIUS, CEMAC and Mexico are progressing to schedule.

SFO investigation

In its circular to shareholders published on 23 May 2017, the Company disclosed that the UK Serious Fraud Office (SFO) may well commence an investigation into Amec Foster Wheeler. The company confirmed on 11 July 2017 that it had been informed by the SFO that it had opened an investigation into Amec Foster Wheeler, predecessor companies and associated persons in respect of the Foster Wheeler business. The investigation focuses on the past use of third parties and possible bribery and corruption and related offences.

Amec Foster Wheeler takes its obligation to conduct business ethically very seriously and has in place a robust global anti-bribery programme, including a detailed code of conduct and anti-bribery and corruption policies. Amec Foster Wheeler continues fully to co-operate with and assist the SFO.

Given the stage of this matter, it is not possible to estimate reliably what effect the outcome of it may have on Amec Foster Wheeler.  However, the SFO's investigation is not expected to have an impact on the completion of the merger of Amec Foster Wheeler and John Wood Group.

Board changes

Kent Masters left the board after the AGM on 2 June, and we welcomed Bob Card to the board as a non executive director on 1 March 2017. Bob is a member of the Audit Committee and of the Health, Safety, Security, Environmental and Ethics Committee.

Roy Franklin, Linda Adamany and Ian McHoul will join the John Wood Group board upon the completion of the scheme of arrangement as non executive directors, with Roy taking up the positions of senior independent director and deputy Chairman.

Outlook

For the full year 2017, our trading results expectations have improved since the beginning of the year.

Some key markets remain challenging, however, our performance in H1 2017 demonstrates the first sustainable benefits of the transformation programme.

We expect the balance sheet to strengthen further, as our typical H2 operational cash inflow will more than offset anticipated exceptional costs, including outstanding deal related fees.

Operating and financial review

Basis of preparation

Accounting policies
The condensed financial statements for the six months ended 30 June 2017 have been prepared in accordance with IAS 34 as adopted for use in the EU.  From the Group's perspective, there are no differences between IFRS as adopted for use in the EU and IFRS as issued by the IASB.

There have been no changes to the Group's principal accounting policies during the six months ended 30 June 2017.

Adjusted performance measures
We report adjusted performance measures because they provide both management and investors with useful additional information about the underlying trading performance of the business.

Adjusted performance measures used by the Group are reconciled to the equivalent IFRS measures in the section entitled 'Performance measures'.

Operating segments

With effect from 1 January 2017, the Group organised its Engineering & Construction business into four market-based business lines: Oil, Gas & Chemicals; Mining; Power & Process and Environment & Infrastructure.

As a consequence of the programme of non-core disposals launched in 2016, the internal reporting has been restructured to present the results of the core business separately from those planned for disposal.  As a result, the Group has determined the Group's reportable segments to be Oil, Gas & Chemicals, Mining, Power & Process, Environment & Infrastructure, Investment Services and Disposals.

Continuing operations

Revenue
Revenue for the period at £2,333m was 18% lower than last year (six months ended 30 June 2016: £2,842m).

Revenue reduced by £157m in Oil, Gas & Chemicals with continued market weakness and by £375m in Power & Process following record levels of solar activity in 2016.  This was partly offset by growth in Environment & Infrastructure, with Mining being in line with 2016.

Excluding the effect of currency movements and disposals, revenue declined by 24%.

Administrative expenses
Administrative expenses were £304m (six months ended 30 June 2016: £741m), including exceptional items, intangibles amortisation and impairment and asbestos-related items of £141m (six months ended 30 June 2016: £580m).

Administrative expenses before intangibles amortisation and impairment, exceptional items and asbestos-related items increased by £2m to £163m. Excluding the effect of currency movements and disposals, underlying administrative expenses were £11m lower than last year.

Corporate costs, which comprise the costs of operating central corporate functions and certain regional overheads, at £22m were in line with last year (six months ended 30 June 2016: £22m).

Profit/(loss) before net financing expense
There was a profit before net financing expense of £116m in the six months ended 30 June 2017 compared to a loss of £(414)m in the six months ended 30 June 2016, with impairment charges of £440m having been recognised in that period compared to £30m in the six months ended 30 June 2017.

Amortisation and impairments
Intangible assets principally comprise goodwill and identifiable intangible assets that were recognised in relation to acquired businesses. Goodwill is not amortised but is subject to an annual impairment test.  Amortisation of intangible assets was £51m (six months ended 30 June 2016: £66m).

In 2017, there was a £10m write down on an asset transferred to held for sale and a £20m impairment of the customer relationship attached to one of the residual GPG businesses.  This business provides after sales services to boilers previously installed by GPG and the expected future prospects for that business have deteriorated following the disposal of the CFB business of GPG.

During 2016, there were impairments of £440m recognised against goodwill and other assets, of which £405m was recorded directly against goodwill and intangible assets and £35m against assets classified as held for sale.

Exceptional items
There were net pre-tax exceptional gains of £47m in the period (six months ended 30 June 2016: costs £53m) of which a credit of £49m (six months ended 30 June 2016: £51m) is recorded in profit before net financing income and a cost of £2m (six months ended 30 June 2016: £2m) is recorded in net financing expense.  The net gain of £47m is analysed as follows:

●      A gain of £102m on the disposal of the CFB business of GPG, and a loss of £1m on the disposal of Aquenta;
●      costs of £29m in relation to restructuring costs (including severance, office rationalisation, consultancy as well as IT and other costs);
●      £25m of transaction costs related to the proposed acquisition by Wood Group, the business disposals and costs incurred in connection with the previously proposed rights issue.

Asbestos-related items (net of insurance recoveries)
During the six months ended 30 June 2017, the Group recognised net asbestos-related costs of £11m (six months ended 30 June 2016: £24m) of which £7m (six months ended 30 June 2016: £21m) related to the movement in the discount rate applied to the net asbestos-related liabilities assumed on the acquisition of Foster Wheeler and £1m related to costs associated with managing that liability (six months ended 30 June 2016: £nil), both of which are reported in profit before net financing income.  In addition, there was an asbestos-related interest expense of £3m (six months ended 30 June 2016: £3m) related to the unwinding of the discount applied to the liability.

Trading profit and trading margin

£m unless stated	2017	2016	Change	Underlying change1
Revenue	2,333	2,842	-18%	-24%
Profit/(loss) before net financing expense	116	(414)
- Amortisation of intangibles	51	66
- Impairment	30	440
- Net asbestos-related items	8	21
- Exceptional items	(49)	51
- Share of trading profit of joint ventures	6	13
Trading profit1	162	177	-8%	-14%
Trading margin1	7.0%	6.2%	+80bps

1 Non-IFRS measure (see 'Performance measures')

Trading profit fell by 8% to £162m (six months ended 30 June 2016: £177m).  The impact of cost control measures taken to date along with stronger operational execution and successful contract close outs resulted in increases in trading profit in Oil, Gas & Chemicals of £16m and Mining of £10m.  Investment Services generated a trading profit of £15m (six months ended 30 June 2016: £3m). These gains were offset by a reduction in Power & Process, from the record levels of solar activities in 2016, and in Environment & Infrastructure.

There was a trading profit contribution of £12m from businesses classified as disposals compared to £40m in the six months ended 30 June 2016.

Net financing expense
The net financing expense was £44m (six months ended 30 June 2016: £40m) including bank interest payable of £32m (six months ended 30 June 2016: £29m) and net pensions financing costs of £4m (six months ended 30 June 2016: £nil).

In the six months ended 30 June 2017, the net financing expense also included expenses of £2m associated with the cost of refinancing activities and £3m due to the unwinding of the discount on the net asbestos-related liabilities which have been reported within exceptional items.

A net currency exchange gain of £3m (six months ended 30 June 2016: loss of £92m) was recognised in the translation reserve in respect of foreign currency borrowings and derivatives held in designated net investment hedging relationships. The exchange loss in 2016 was principally caused by a weakening of Sterling during that period.

Share of results of joint ventures
The Group's share of joint ventures' post-tax profit for the period was £5m (six months ended 30 June 2016: £8m).

Profit/(loss) before tax
There was a profit before tax of £77m (six months ended 30 June 2016: loss of £446m) after impairment charges of £30m (2016: £440m) intangibles amortisation of £51m (six months ended 30 June 2016: £66m), a net asbestos-related charge of £11m (six months ended 30 June 2016: £24m), exceptional credits of £47m (six months ended 30 June 2016: charges of £53m) and the Group's share of joint ventures' tax expense of £1m (six months ended 30 June 2016: £3m). Adjusted profit before tax was 12% lower at £123m (six months ended 30 June 2016: £140m).

Taxation
Our tax policy is to manage our obligations in compliance with all relevant tax laws, disclosure requirements and regulations.  We seek to ensure that our approach to tax and the tax payments that we make in all territories in which we have operations is fully consistent with local requirements, taking into account available tax incentives and allowances and is aligned with the Group's wider business strategy. We seek to develop good, open working relationships with tax authorities and to engage with them proactively, recognising that tax legislation can be complex and may be subject to differing interpretations.

The Group's effective tax rate for the first six months of 2017 on continuing operations (including its share of joint ventures' income tax expense but before exceptional items, intangibles amortisation and impairment and asbestos-related items) was 22.4% (six months ended 30 June 2016: 21.1%). The full year tax rate is expected to be in the range 22-23%.

During the first six months of 2017, there was a tax charge on exceptional items of continuing operations of £4m (six months ended 30 June 2016: credit of £4m), and a tax credit of £13m on intangibles amortisation and impairment (six months ended 30 June 2016: £27m).

The Group's share of joint ventures' income tax expense was £1m (six months ended 30 June 2016: £3m).

Profit/(loss) for the period from continuing operations
There was a profit for the period from continuing operations of £59m (six months ended 30 June 2016: loss of £441m) after adjusting for intangibles impairment and amortisation of £81m (six months ended 30 June 2016: £506m), the net asbestos-related charge of £11m (six months ended 30 June 2016: £24m), exceptional credits of £47m (six months ended 30 June 2016: charges of £53m), and income tax credits on those items of £9m (six months ended 30 June 2016: £31m), adjusted profit for the period was £95m (six months ended 30 June 2016: £111m).

Earnings/(loss) per share
Diluted earnings per share was 14.6p (six months ended 30 June 2016: loss of (112.7)p), comprising an EPS of 15.2p (six months ended 30 June 2016: loss of (115.8)p) from continuing operations and a loss per share of (0.6)p (six months ended 30 June 2016: EPS of 3.1p) from discontinued operations.

Adjusted diluted EPS from continuing operations was 24.8p (six months ended 30 June 2016: 28.2p), due to the reduction in trading profit in the period.

Dividend
As previously announced, the board has decided to suspend dividend payments until free cash flow is being generated and as a result, the directors are not declaring an interim dividend in respect of the six months ended 30 June 2017 and did not propose a final dividend in respect of the year ended 31 December 2016.

Commentary on the results of the operating segments is included in the first half review.

Discontinued operations

Discontinued operations represent the residual assets and retained obligations of businesses sold in prior years, including the UK conventional power business which was discontinued in 2013.

There was no trading profit generated by discontinued operations during the six months ended 30 June 2017, the pre-tax profit of £6m in 2016 was generated from a provision release on a completed contract, with an associated tax charge of £1m resulting in a post-tax profit for the period of £5m.

Discontinued operations included a pre-tax loss on disposals of £3m (six months ended 30 June 2016: profit of £8m) arising from costs associated with businesses sold in prior years, there was an associated tax credit of £1m (six months ended 30 June 2016: tax charge of £1m) giving a total post-tax loss for the period of £2m (six months ended 30 June 2016: profit of £12m).

Cash flow

Trading cash flow
Trading cash flow of £81m was £44m lower than 2016 (2016: £125m), as a result of adverse working capital movements.

Cash conversion from trading profit was 50% (2016: 71%).

Capital expenditure
Capital expenditure was £6m (2016: £3m) and there were proceeds from disposals of £11m (2016: £1m).

Acquisitions and disposals
There was a net cash inflow of £159m in respect of disposals in the six months ended 30 June 2017, with the disposals of Aquenta Consulting Pty Ltd, Foster Wheeler Power SRL and the CFB business of GPG completing during the period.  There was total cash consideration of £198m and cash included in the disposals of £70m giving a cash flow of £128m, in addition there was debt of £31m disposed of to give a net impact of £159m.

Exceptional items
The cash outflow on exceptional items principally related to settlement of asbestos claims, integration and restructuring costs.

Movement in net debt

The movement in net debt may be analysed as follows:

	2017	2016
Six months ended 30 June	£m	£m
Trading cash flow	81	125
Difference between retirement benefit contributions and current service cost	2	-
Capital expenditure	(6)	(9)
Acquisitions and disposals (net)	159	(5)
Interest and tax	(56)	(41)
Cash outflow on exceptional and asbestos-related items	(73)	(44)
Longview settlement	-	(49)
Dividends paid	(29)	(58)
Other*	(49)	(1)
Movement in net debt	29	(82)
Exchange movements	3	(56)
Opening net debt	(1,021)	(946)
Closing net debt	(989)	(1,084)

* including payments in respect of onerous leases and legacy settlements

Net debt comprised:

	2017	2016
As at 30 June	£m	£m
Cash and cash equivalents	133	313
Cash and cash equivalents (held in assets held for sale)	171	6
Bank deposits (less than three months)	25	129
Bank deposits (more than three months)	17	21
Bank loans (net of facility fees)	(1,311)	(1,479)
Bank loans (held in liabilities held for sale)	-	(26)
Financial derivatives	17	12
Finance lease obligations	(41)	(60)
Net debt	(989)	(1,084)

Balance sheet

Goodwill and other intangibles
As at 30 June 2017, the carrying amount of goodwill was £2,015m (31 December 2016: £2,164m), with the reduction during the year being the allocation of £114m of goodwill to the disposal group and exchange movements of £35m. See note 11 for further details.

As at 30 June 2017, the carrying amount of other intangibles was £390m (31 December 2016: £511m), which comprised acquired identifiable intangible assets of £360m (31 December 2016: £473m) and computer software of £30m (31 December 2016: £38m).  During the period there was an amortisation charge of £51m, a transfer of £40m to the disposal group, an impairment of £20m and exchange and other movements of £10m.

Property, plant and equipment
As at 30 June 2017, property, plant and equipment amounted to £58m (31 December 2016: £71m), with the reduction in the period due to disposals and the transfer of PPE to held for sale of £11m along with depreciation of £9m offset by capex additions of £6m and exchange movements of £1m.

The Group holds the majority of the properties through which the Group operates under operating leases which are for varying periods and on differing terms.

Post-retirement benefits
The Group has a number of defined benefit pension plans in a number of countries.  There are two principal plans: the Amec Foster Wheeler Pension Plan in the UK and The Foster Wheeler Inc. Salaried Employees Pension Plan in the US.  Each of these plans is closed to new entrants and to future service accruals.

During 2016, all legacy defined benefit plans in the UK were merged into the AMEC Staff Pension Scheme, which was renamed the Amec Foster Wheeler Pension Plan. The merged scheme holds all the pension assets in a separately administered fund and is governed by the employment laws of the UK. The benefits are determined by the member's length of service and salary each year. Once the benefits are in payment, the pension is adjusted each year in accordance with the scheme's rules relative to UK price inflation. The scheme is established under trust law and is governed by a corporate Trustee Board (the "Trustees"), which consists of employers' and employees' representatives and two independent trustees. The Trustees are responsible for the management and administration of the scheme and for the definition of the investment strategy.

As at 30 June 2017, there was a net deficit of £114m on the Group's defined benefit pension plans (31 December 2016: £137m) with the movement in the period principally due to movements in the discount rates applied to the liabilities.  Of the total net deficit of £114m, a deficit of £76m on an overseas defined benefit pension plan is reported within liabilities held for sale on the balance sheet.

Provisions
Provisions held at 30 June 2017 were £582m (31 December 2016: £619m).

During the six months ended 30 June 2017 provisions of £29m were utilised, £9m of provisions no longer required were released to the income statement and there were exchange and other movements of £20m.  Additional provisions of £9m were created and the asbestos provision increased by £11m as a result of changes in the discount rate applied to the provision and the unwinding of that discount.

Provisions are summarised as follows:

	30 June 2017	30 June 2016	31 December 2016
	£m	£m	£m
Asbestos-related litigation	386	425	413
Legal claims and actions	75	115	89
Obligations relating to disposed businesses	64	64	60
Property-related provisions	16	23	17
Other provisions	41	43	40
	582	670	619

Details of the provisions held by the Group are set out in note 12 to the accompanying financial information.

Asbestos-related obligations
Certain of the company's subsidiaries in the UK and US are subject to claims by individuals who allege that they have suffered personal injury alleged to have arisen from exposure to asbestos primarily in connection with equipment allegedly manufactured by certain of our subsidiaries during the 1970s or earlier.

As at 30 June 2017, the Group recognised a total net liability in respect of asbestos as follows:
●    asbestos-related liabilities of £420m, which included estimates of indemnity amounts and defence costs for open and yet to be asserted claims expected to be incurred in each year in the period to 2050; and
●    insurance recoveries of £110m

The net liability of £(310)m in respect of asbestos-related obligations is presented on the balance sheet within other non-current receivables (£97m); trade and other receivables (£13m); trade and other payables (£(34)m) and provisions (£(386)m).
There was a net cash outflow of £18m during H1 2017 due to the excess of indemnity payments and defence costs over insurance proceeds.

Going concern
As at 30 June 2017, the Company had net debt of £989m. Committed facilities under the principal Debt Facility Arrangement and other smaller facilities were £1,569m of which £185m was undrawn.

As previously disclosed, the Company has taken various actions to reduce its debt including the disposal of non-core assets, cost savings measures and suspending dividend payments until the Company is generating sustainable free cash flow.  As at 31 December, despite the actions taken during 2016, there remained a risk that the leverage ratio would exceed the maximum leverage ratio under the Debt Facility Arrangement of 3.75:1 in the measurement period ended 30 June 2017 and in subsequent periods.

Should there have been a breach of the leverage covenant, the lenders could have demanded accelerated repayment and the Company may not have the funds to make these repayments. To ensure continued compliance with its financial covenants, in early 2017 the Company had approached its banking group and successfully agreed a waiver to increase the leverage covenant in its banking facilities to 4.5:1 to provide additional headroom through to the reporting period ending 30 June 2018, dropping back to 3.5:1 at December 2018.  Should the acquisition by Wood Group not complete, the Directors would take further steps to reduce debt including consideration of further asset disposals and the reactivation of the previously proposed rights issue.

The Directors have a reasonable expectation that the Company and the Group will comply with this revised covenant and will be able to operate within the level of available facilities and cash for the foreseeable future and accordingly believe that it is appropriate to prepare the financial statements on a going concern basis.

Performance measures
Profitability measures

We use three measures of profitability that are not recognised measures under IFRS: trading profit, trading margin and adjusted profit before tax. As appropriate, we exclude the following specific items in arriving at these measures: exceptional items, the amortisation and impairment of intangible assets, and asbestos-related costs (net of insurance recoveries).  Exceptional items are items of income and expense that are material by their size, incidence or nature and may include, but are not restricted to: acquisition-related costs, restructuring costs, gains and losses on the disposal of fixed assets, and gains and losses on the disposal or closure of businesses. Acquisition-related costs may include transaction costs (including external advisory, legal, valuation and other professional fees and attributable internal costs), the amortisation of acquisition-related facility fees, payments to selling shareholders that are accounted for as remuneration and changes in the fair value of contingent consideration.

Trading profit
Trading profit represents profit before net financing expense excluding exceptional items, the amortisation and impairment of intangible assets and asbestos-related costs (net of insurance recoveries). Trading profit includes the Group's share of the trading profit of joint ventures.

	H1 2017 £m	H1 2016 £m
Continuing operations
Profit/(loss) before net financing expense	116	(414)
Intangibles amortisation and impairments	81	506
Exceptional items	(49)	51
Net asbestos-related items	8	21
Share of trading profit of joint ventures	6	13
Trading profit	162	177

Trading margin
Trading margin represents trading profit expressed as a percentage of revenue.

£m unless stated	H1 2017	H1 2016
Continuing operations
Revenue	2,333	2,842
Trading profit	162	177
Trading margin	7.0%	6.2%

Adjusted profit before tax
Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group's share of tax on the results of joint ventures.

	H1 2017 £m	H1 2016 £m
Continuing operations
Profit/(loss) before tax	77	(446)
Intangibles amortisation and impairments	81	506
Exceptional items	(47)	53
Net asbestos-related costs	11	24
Share of income tax of joint ventures	1	3
Adjusted profit before tax	123	140

Cash flow measures
Trading cash flow
Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefits contributions and the current service cost, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures.

	H1 2017 £m	H1 2016 £m
Cash (used in)/generated from operations	(50)	21
Net asbestos-related payments	18	12
Difference between pension contributions and current service cost	(2)	-
Cash outflow on exceptional items (including Longview settlement in 2016)	97	81
Proceeds from disposal of property, plant and equipment	11	-
Currency translation and other movements	6	(16)
Dividends received from joint ventures	1	27
Trading cash flow	81	125

Cash conversion
Cash conversion represents trading cash flow expressed as a percentage of trading profit.

£m unless stated otherwise	H1 2017	H1 2016
Trading cash flow	81	125
Trading profit	162	177
Cash conversion	50%	71%

Other measures
Adjusted diluted EPS
Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation and impairment of intangible assets, asbestos-related items and the tax effect of those items, divided by the diluted number of ordinary shares.

Reconciliations of adjusted diluted EPS to diluted EPS from continuing operations for each period presented are included in note 9 to the accompanying financial information.

Order book
Our order book represents the total remaining value of secured projects to be executed up to any break point in the relevant contracts. Contracts are included in our order book only when they are signed and we do not include contracts awarded to joint ventures.

Principal business and strategic risks
The table below shows Amec Foster Wheeler's principal business and strategic risks. Each is specific to the Group and could have a material impact on it. Actions have been taken to mitigate these risks and these are also shown:

Risk	Mitigation
Geopolitical and economic conditions
Amec Foster Wheeler expects to derive the majority of its revenues from Europe, the US and Canada and is therefore particularly affected by political and economic conditions in those markets.
Changes in general economic conditions may influence customers' decisions on capital investment and/or asset maintenance, which could lead to volatility in the development of Amec Foster Wheeler's order intake. These may also lead to changes in the customer base, competition and in the way customers procure the services we provide. An increase in competition for new contracts may lead to different, less favourable contract terms and conditions.
Continuing and escalating unrest and insurgency activity in the Middle East may have a negative impact on existing and future opportunities in the region.
The new presidential administration in the United States may cause uncertainty and unpredictability for a period of time which may impact confidence and spending levels. In addition, following the majority vote in June 2016 for the United Kingdom to leave the European Union, there is uncertainty as to the effects an exit may have on economic or market conditions in the United Kingdom, Europe or globally. Such uncertainty has the potential to lead to decreased or delayed investments in projects in the United Kingdom. Political and economic uncertainty has also increased in the UK following the UK general election in June 2017 and this may impact on the UK's BREXIT negotiating position with the EU.

Amec Foster Wheeler seeks to maintain a balanced geographic presence and, through acquisitions and organic growth, will continue to increase its exposure to other attractive regions of the world.
The risk associated with economic conditions resulting in a downturn and affecting the demand for Amec Foster Wheeler's services has been addressed, as far as practicable, by seeking to maintain a balanced business portfolio in terms of geographies, markets, clients and service offering/business model.
In light of continuing global economic uncertainties, steps have been taken to assess and monitor any potential impact on Amec Foster Wheeler's business opportunities and address potential increased supply chain and, more broadly, counterparty risk.
In January 2017 we implemented a new operating model, involving the reorganisation of Amec Foster Wheeler into four end markets - Oil, Gas & Chemicals, Environment & Infrastructure, Power & Process and Mining, which will enable us to be more agile and responsive to the customers and the markets we serve.
The business development team is focused on realising the synergies across our customers, markets, geographies, service offerings and relationships.

Changes in commodity prices
A sustained and significant reduction in oil & gas or commodity prices would have an adverse impact on the level of customer spending in Amec Foster Wheeler's markets and consequently represents a risk to organic growth.
The fall in oil prices has had an impact on the investment behaviour of Amec Foster Wheeler's customers in this sector, with pressure on capital expenditure leading to a greater focus on smaller projects and operating expenditure and an increase in competition for new contracts.

This risk is mitigated by maintaining a balanced business portfolio of geographies, markets, clients and service offerings.
Improved efficiencies through increased workflow between offices and the effective use of centres of excellence and our India operations also contribute to addressing this risk.

Project delivery
Failing to maintain discipline and meet customer expectations on project delivery could result in damage to reputation, loss of repeat business and potentially lead to litigation and/or claims against Amec Foster Wheeler.

The Technical Functions provide assurance, drive project execution and support the development, training and mobilisation of personnel to enhance execution competencies.
In addition the system of globally applied policies and procedures, combined with comprehensive management oversight, the risk management process, project reviews, internal audit, peer reviews and customer feedback, mitigate the risk to successful project delivery.

Lump sum contracts
Lump sum contracts carry different risks than reimbursable contracts, with the contractor agreeing the contract price at the start of the contract and accepting the risk of cost overruns in completing the project.
Lump sum contracts have accounted for an increasing proportion of the Company's revenue and order book and are expected to continue to grow in the medium term.

This risk is mitigated by having skills and competencies fully aligned with the project scope. It is further mitigated by having a clear, delegated authority structure in place, combined with the formal global mandatory procedures relating to contracting principles and the tender review process. In addition, the Technical Functions perform reviews, provide assurance and drive project execution.

Staff recruitment and retention
An inability to attract and retain sufficient high calibre employees could become a barrier to the continued success and growth of Amec Foster Wheeler.
Senior management departures or prolonged absences could also adversely affect our ability to implement our strategy and manage our operations efficiently.
The uncertainties about the effects of the recommended all share offer for Amec Foster Wheeler plc by John Wood Group could hinder our ability to attract new employees and retain our existing employees.

This risk is mitigated with a clear HR strategy, which is aligned to the business strategy and focused on attracting, developing and retaining the best people for the Company with succession planning as appropriate. It is underpinned by an employee framework which describes how we manage our people consistently and we have introduced talent and performance management systems to help us identify and nurture talent.
In addition, there is a continual review of compensation and benefits to ensure sector and geographic competitiveness and there are localised recruitment teams capable of recruiting large numbers into Amec Foster Wheeler.
The additional recruitment and attrition challenges being faced as a result of the planned takeover are being mitigated by retention measures.

Health, safety, security and environment
Amec Foster Wheeler is involved in activities and environments that have the potential to cause serious injury to personnel or damage to property or the environment and damage to our reputation.
These activities may involve operations such as design, construction, commissioning and decommissioning, which have potential to cause serious environmental damage, pollution and habitat destruction.

In order to control risk and prevent harm, Amec Foster Wheeler is focused on achieving the highest standards of health, safety and security management. This is achieved through setting of an effective policy and putting in place clear standards which underpin our health, safety, security and environmental management systems.
We have put in place processes to assure that our systems work effectively throughout the organisation and health and safety performance is regularly reviewed against agreed targets to facilitate continual improvement.
Amec Foster Wheeler employs environmental and engineering specialists to support projects in implementing comprehensive project management planning at all stages of a project. These processes are governed by appropriate quality management systems and are supported by risk identification tools aimed at identifying and managing all aspects of project environmental risk.

Environmental licences
Amec Foster Wheeler's build/own/operate facilities and fabrication/manufacturing sites rely on maintaining environmental licences to operate, which includes protecting the environment and achieving legally enforceable operating parameters. Failure to maintain these standards may result in the revocation of all or part of the licence and the suspension of operation, resulting in criminal or civil action and/or financial risk to the business. Failure to maintain assets and/or pollution abatement equipment may result in a failure to meet legally binding objectives and targets for the operation.

Environmental management systems are in place to monitor and mitigate this risk. Planned preventative maintenance schedules are in place to further mitigate this risk.
Information technology (IT)
Amec Foster Wheeler is exposed to the risk that the IT systems on which it relies fail, are breached or are exploited by cyber-attack with a corresponding impact on the confidentiality, integrity and/or the availability of sensitive data held by the Company.

Appropriate controls are in place to mitigate the risk of systems failure and data loss, including systems back-up procedures, data security breach response plans, disaster recovery plans and globally distributed data centres providing a secure and reliable environment for hosting critical applications. There is also appropriate virus protection, malware detection and remediation, network security controls and penetration testing and encryption of mobile devices.

Ethical breach
A substantive ethical breach and/or non-compliance with laws or regulations could potentially lead to damage to Amec Foster Wheeler's reputation, fines, litigation and claims for compensation.

Amec Foster Wheeler has a number of measures in place to mitigate the risk of a substantive ethical breach and/or non-compliance with laws or regulations, including:
●      embedded policies and procedures
●      Code of Business Conduct
●      segregation of duties
●      management oversight
●      financial and operational controls
●      independent whistle-blowing mechanism
●      appointment of Head of Ethics and Compliance and ethics and compliance champions
●      anti-fraud and other internal audits
●      legal team advice
●      training programmes supporting the Code of Business Conduct, anti-bribery and corruption and competition law
●      gifts and hospitality procedure with annual internal audits
●      oversight by the HSSEE committee

Financial - breach of covenant, counterparty and liquidity
Potential breach of the leverage ratio covenant which would result in default and the Company's debts would become due and payable immediately.
If a counterparty is unable to repay deposits, fund a loan in a committed loan relationship or fund a position under foreign exchange arrangements then the Company faces the risk of capital loss.
The Company is subject to liquidity risk from being unable to generate sufficient cash from operations for either growth or to repay debt. If Sterling weakens this may impact on our overall liquidity as part of our debt is drawn in currency and our facilities are Sterling denominated.

The Company had been preparing to launch a rights issue of approximately £500m on 21 March 2017 which would have addressed the risk of a breach of the leverage ratio covenant but as a consequence of the recommended all share offer for the Company by John Wood Group, the Company instead approached its banking group and successfully agreed a waiver to increase the leverage covenant in its banking facilities to provide additional headroom through to the reporting period ending 30 June 2018.
In the event that the acquisition of the Company by John Wood Group does not proceed, the Company will consider recommencing preparations for a rights issue. The Company has suspended dividend payments until the Company is generating sustainable free cash flow.
Amec Foster Wheeler seeks to mitigate the counterparty risk by limiting the amount that can be invested with any one counterparty. Limits are arrived at by ratings and a review of factors such as five year credit default swap prices, economic and national considerations.
Bank ratings are monitored to ensure security of counterparty for both deposits and lending.
If Sterling continues to weaken and liquidity comes under pressure we would seek additional funding from the banking group.

Pensions
Amec Foster Wheeler operates a number of defined benefit pension schemes, where careful judgement is required in determining the assumptions for future salary and pension increases, discount rate, inflation, investment returns and member longevity. There is a risk of underestimating this liability.

This risk to Amec Foster Wheeler's pension schemes is mitigated by:
●      maintaining a relatively strong funding position over time
●      taking advice from independent qualified actuaries and other professional advisers
●      agreeing appropriate investment policies with the trustees
●      close monitoring of changes in the funding position, with reparatory action agreed with the trustees in the event that a sustained deficit emerges

Legacy risks
Litigation and business claims from divested and non-core businesses remain a risk to Amec Foster Wheeler.
Managing non-core legacy assets until divestment may require skills that are not common to the rest of the Company.
Ground contaminants remain at some former Amec Foster Wheeler operational localities where the pollutant may have been as a result of the Company's operations, or the Company is responsible for its clean-up. There is a risk that pollution may result in a risk to human health or the environment. There is potential for civil and/or criminal action against the Company for such pollutants.

The established legacy team manages these claims with internal and external legal advice. The aim is to seek cost-effective management of litigation and promote commercially sensible settlements where appropriate.
Amec Foster Wheeler has made provisions for the legacy issues that are believed to be adequate and is not aware of any other current issues relating to disposed businesses which are likely to have a material impact. Specialist teams with the appropriate knowledge are brought in as required.
In the case of any known contaminated land, strategies have been developed to minimise the risk posed by such contaminated land, including asset management and land remediation projects and they remain under continuing review.

Asbestos liability
The legacy Foster Wheeler business is exposed to significant numbers of claims relating to alleged exposure to asbestos. The quantum of these claims is actuarially forecast each year and provisions are held against these loss projections. However there is a risk that these loss projections will be exceeded and the provisions could be inadequate to meet the liabilities.

There is a dedicated in-house finance and legal resource including a team of specialist asbestos lawyers who manage the claims, assisted by National Co-ordinating Counsel (NCC) and local counsel. A claims strategy has been developed with the NCC and regular reviews are undertaken.
The team monitors legal developments in these claims and the strategy to deal with them on a regular basis.
The quantum of these claims is actuarially forecast each year and provisions are held against the ultimate loss projections.

CONDENSED CONSOLIDATED INCOME STATEMENT

Six months ended 30 June 2017

		Before	Impairment,
		impairment,	amortisation,
		amortisation,	exceptional
		exceptional	items
		items	and asbestos-
		and asbestos-	related items
		related items	(note 4)	Total
	Note	£m	£m	£m

Continuing operations

Revenue	3	2,333	-	2,333

Cost of sales		(2,014)	-	(2,014)

Gross profit		319	-	319

Administrative expenses		(163)	(141)	(304)

Profit on business disposals and closures		-	101	101

Profit/(loss) before net financing expense		156	(40)	116

Financial income		14	-	14
Financial expense		(53)	(5)	(58)

Net financing expense		(39)	(5)	(44)

Share of post-tax results of joint ventures		5	-	5

Profit/(loss) before income tax	3	122	(45)	77

Income tax	5	(27)	9	(18)

Profit/(loss) for the period from continuing
operations		95	(36)	59

Loss for the period from discontinued
operations	6	-	(2)	(2)

Profit/(loss) for the period		95	(38)	57

Attributable to:
Equity holders of the parent				57
Non-controlling interests				-

				57

Basic earnings/(loss) per share:	9
Continuing operations		24.9p		15.3p
Discontinued operations		-		(0.6)p

		24.9p		14.7p

Diluted earnings/(loss) per share:	9
Continuing operations		24.8p		15.2p
Discontinued operations		-		(0.6)p

		24.8p		14.6p

CONDENSED CONSOLIDATED INCOME STATEMENT

Six months ended 30 June 2016

		Before	Impairment,
		impairment,	amortisation,
		amortisation,	exceptional
		exceptional	items
		items	and asbestos-
		and asbestos-	related items
		related items	(note 4)	Total
	Note	£m	£m	£m

Continuing operations

Revenue	3	2,842	-	2,842

Cost of sales		(2,517)	-	(2,517)

Gross profit		325	-	325

Administrative expenses		(161)	(580)	(741)

Profit on business disposals and closures		-	2	2

Profit/(loss) before net financing expense		164	(578)	(414)

Financial income		15	-	15
Financial expense		(50)	(5)	(55)

Net financing expense		(35)	(5)	(40)

Share of post-tax results of joint ventures		8	-	8

Profit/(loss) before income tax	3	137	(583)	(446)

Income tax	5	(26)	31	5

Profit/(loss) for the period from continuing
operations		111	(552)	(441)

Profit for the period from discontinued
operations	6	5	7	12

Profit/(loss) for the period		116	(545)	(429)

Attributable to:
Equity holders of the parent				(431)
Non-controlling interests				2

				(429)

Basic earnings/(loss) per share:	9
Continuing operations		28.3p		(115.8)p
Discontinued operations		1.3p		3.1p

		29.6p		(112.7)p

Diluted earnings/(loss) per share:	9
Continuing operations		28.2p		(115.8)p
Discontinued operations		1.3p		3.1p

		29.5p		(112.7)p

CONDENSED CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2016

		Before	Impairment,
		impairment,	amortisation,
		amortisation,	exceptional items
		exceptional items	and asbestos-
		and asbestos-	related items
		related items	(note 4)	Total
		£m	£m	£m
Continuing operations

Revenue	3	5,440	-	5,440

Cost of sales		(4,852)	-	(4,852)

Gross profit		588	-	588

Administrative expenses		(288)	(784)	(1,072)

Profit on business disposals and closures		-	2	2

Profit/(loss) before net financing expense		300	(782)	(482)

Financial income		16	-	16
Financial expense		(77)	(10)	(87)

Net financing expense		(61)	(10)	(71)

Share of post-tax results of joint ventures		11	-	11

Profit/(loss) before income tax	3	250	(792)	(542)

Income tax	5	(53)	69	16

Profit/(loss) for the year from continuing		197	(723)	(526)
operations

Profit for the year from discontinued
operations	6	5	7	12

Profit/(loss) for the year		202	(716)	(514)

Attributable to:
Equity holders of the parent				(518)
Non-controlling interests				4

				(514)

Basic earnings/(loss) per share:	9
Continuing operations		50.7p		(138.9)p
Discontinued operations		1.4p		3.3p

		52.1p		(135.6)p

Diluted earnings/(loss) per share:	9
Continuing operations		50.4p		(138.9)p
Discontinued operations		1.4p		3.3p

		51.8p		(135.6)p

Dividend per share:	10			7.4p

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2017	2016	2016
	£m	£m	£m

Profit/(loss) for the period	57	(429)	(514)

Other comprehensive income:

Items that may be reclassified to profit and loss:

Exchange movements on translation of
foreign subsidiaries	(26)	222	315
Cumulative exchange movement recognised in profit on disposal	(56)	-	(10)
Net gain/(loss) on hedges of net
investment in foreign subsidiaries	3	(92)	(127)

Cash flow hedges:
Effective portion of changes in fair value	9	(4)	(2)
Tax on effective portion of changes in fair value	-	1	-
Transferred to the income statement	-	1	2
	(70)	128	178
Items that will not be reclassified to profit and loss:

Actuarial gains/(losses) on defined benefit pension schemes	19	(147)	(169)

Tax on actuarial gains/(losses)	(3)	16	31
	16	(131)	(138)

Other comprehensive (loss)/income	(54)	(3)	40

Total comprehensive income/(loss)	3	(432)	(474)

Attributable to:
Equity holders of the parent	3	(435)	(480)
Non-controlling interests	-	3	6

Total comprehensive income/(loss)	3	(432)	(474)

CONDENSED CONSOLIDATED BALANCE SHEET

		30 June 2017	30 June 2016	31 December 2016
	Note	£m	£m	£m

ASSETS
Non-current assets
Property, plant and equipment		58	83	71
Intangible assets	11	2,405	2,833	2,675
Interests in joint ventures		42	40	38
Derivative financial instruments	13	17	24	28
Retirement benefit assets		91	145	70
Other receivables		134	152	140
Deferred tax assets		74	65	85

Total non-current assets		2,821	3,342	3,107

Current assets
Inventories		4	13	9
Trade and other receivables		1,262	1,632	1,418
Derivative financial instruments	13	22	2	9
Current tax receivable		26	29	30
Bank deposits (more than three months)		17	21	22
Cash and cash equivalents		158	442	342
Assets classified as held for sale	7	573	95	336

Total current assets		2,062	2,234	2,166

Total assets		4,883	5,576	5,273

LIABILITIES
Current liabilities
Interest bearing loans and borrowings	13	(224)	(5)	(109)
Trade and other payables		(1,243)	(1,638)	(1,412)
Derivative financial instruments	13	(36)	(38)	(45)
Current tax payable		(124)	(100)	(118)
Liabilities classified as held for sale	7	(240)	(42)	(187)
Provisions	12	(5)	-	(9)

Total current liabilities		(1,872)	(1,823)	(1,880)

Non-current liabilities
Interest bearing loans and borrowings	13	(1,128)	(1,534)	(1,317)
Trade and other payables		(126)	(140)	(149)
Derivative financial instruments	13	(25)	(22)	(28)
Retirement benefit liabilities		(129)	(254)	(207)
Deferred tax liabilities		(31)	(69)	(57)
Provisions	12	(577)	(670)	(610)

Total non-current liabilities		(2,016)	(2,689)	(2,368)

Total liabilities		(3,888)	(4,512)	(4,248)

Net assets		995	1,064	1,025

EQUITY
Share capital		197	197	197
Share premium account		133	133	133
Merger reserve		33	33	33
Hedging and translation reserves		80	101	150
Capital redemption reserve		34	34	34
Retained earnings		515	555	467
Total equity attributable to equity holders
of the parent		992	1,053	1,014

Non-controlling interests		3	11	11

Total equity		995	1,064	1,025

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Capital			Non-
	Share	Share	Merger	Hedging	Transl'n	redemption	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	reserve	Earnings	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

As at 1 Jan 2017	197	133	33	-	150	34	467	1,014	11	1,025

Profit for the period	-	-	-	-	-	-	57	57	-	57

Actuarial gains on
defined benefit pension
Schemes	-	-	-	-	-	-	19	19	-	19
Tax on actuarial gains	-	-	-	-	-	-	(3)	(3)	-	(3)
Exchange movements
on translation of
foreign subsidiaries	-	-	-	-	(26)	-	-	(26)	-	(26)
Cumulative exchange movement recognised in profit on disposal	-	-	-	-	(56)	-	-	(56)	-	(56)
Net loss on hedges of
net investment in
foreign subsidiaries	-	-	-	-	3	-	-	3	-	3
Effective portion of
changes in fair value
of cash flow hedges	-	-	-	9	-	-	-	9	-	9
Tax on effective portion
of changes in fair
value of cash flow
Hedges	-	-	-	-	-	-	-	-	-	-
Cash flow hedges
transferred to the
income statement	-	-	-	-	-	-	-	-	-	-

Other comprehensive
loss for the period	-	-	-	9	(79)	-	16	(54)	-	(54)

Total comprehensive
income for the period	-	-	-	9	(79)	-	73	3	-	3

Dividends	-	-	-	-	-	-	(29)	(29)	(3)	(32)
Equity settled share based payments	-	-	-	-	-	-	5	5	-	5
Tax on equity settled share based payments	-	-	-	-	-	-	(1)	(1)	-	(1)
Disposal of non-controlling interests	-	-	-	-	-	-	-	-	(5)	(5)
As at 30 Jun 2017	197	133	33	9	71	34	515	992	3	995

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

						Capital			Non-
	Share	Share	Merger	Hedging	Transl'n	redemption	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	reserve	earnings	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

As at 1 Jan 2016	197	133	540	-	(26)	34	721	1,599	9	1,608

Loss for the period	-	-	-	-	-	-	(431)	(431)	2	(429)
Actuarial losses on
defined benefit pension
schemes	-	-	-	-	-	-	(147)	(147)	-	(147)
Tax on actuarial losses	-	-	-	-	-	-	16	16	-	16
Exchange movements
on translation of
foreign subsidiaries	-	-	-	-	221	-	-	221	1	222
Net loss on hedges of
net investment in
foreign subsidiaries	-	-	-	-	(92)	-	-	(92)	-	(92)
Effective portion of
changes in fair value
of cash flow hedges	-	-	-	(4)	-	-	-	(4)	-	(4)
Tax on effective portion
of changes in fair
value of cash flow
hedges	-	-	-	1	-	-	-	1	-	1
Cash flow hedges
transferred to the
income statement	-	-	-	1	-	-	-	1	-	1

Other comprehensive
loss for the period	-	-	-	(2)	129	-	(131)	(4)	1	(3)

Total comprehensive loss for the period	-	-	-	(2)	129	-	(562)	(435)	3	(432)

Dividends	-	-	-	-	-	-	(113)	(113)	(1)	(114)
Equity settled share based payments	-	-	-	-	-	-	3	3	-	3
Tax on equity settled share based payments	-	-	-	-	-	-	(1)	(1)	-	(1)
Transfer to merger reserve	-	-	(507)	-	-	-	507	-	-	-
As at 30 Jun 2016	197	133	33	(2)	103	34	555	1,053	11	1,064

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2017	2016	2016
	£m	£m	£m
Cash flow from operating activities
Profit/(loss) before income tax from continuing operations	77	(446)	(542)
(Loss)/profit before income tax from discontinued operations	(3)	14	15

Profit/(loss) before income tax	74	(432)	(527)
Financial income	(14)	(15)	(16)
Financial expense	58	55	87
Share of post-tax results of joint ventures	(5)	(8)	(11)
Intangible impairment and amortisation	81	471	629
Impairment of assets held for sale	10	35	26
Depreciation of property, plant & equipment	9	13	29
Profit on disposal of businesses	(98)	(8)	(9)
Difference between contributions to retirement benefit
schemes and amount charged to profit before net financing
expense	2	-	(4)
Profit on disposal of property, plant and equipment	(6)	-	-
Equity settled share-based payments	5	3	10

	116	114	214
Decrease in inventories	(2)	-	-
Increase in trade and other receivables	(84)	(198)	(39)
(Decrease)/increase in trade and other payables and provisions	(80)	105	(5)

Cash (used in)/generated from operations	(50)	21	170
Tax paid	(24)	(31)	(32)

Net cash flow from operating activities	(74)	(10)	138

Cash flow from investing activities
Acquisition of businesses (net of cash acquired)	-	-	(2)
Investment in joint ventures	-	(1)	(2)
Purchase of property, plant and equipment	(6)	(3)	(16)
Purchase of intangible assets	-	(7)	(10)
Movement in bank deposits (more than three months)	5	2	1
Disposal of businesses (net of cash disposed of)	128	(4)	(5)
Disposal of joint ventures	-	-	40
Disposal of property, plant and equipment	11	1	2
Advanced disposal proceeds	-	-	30
Interest received	2	9	11
Dividends received from joint ventures	1	27	34
Dividends received from joint ventures classified as assets held for sale	-	-	1
Amounts paid on maturity of net investment hedges	-	(16)	(16)

Net cash flow from investing activities	141	8	68

Net cash flow before financing activities	67	(2)	206

Cash flow from financing activities
Proceeds from other borrowings	117	1,430	1,333
Repayments of other borrowings	(173)	(1,294)	(1,345)
Cash flows in respect of facility arrangement fees	(3)	(18)	(18)
Interest paid	(34)	(19)	(58)
Dividends paid	(29)	(58)	(113)
Cash received in respect of debt related cash flow hedges	-	30	30
Dividends paid to non-controlling interests	(3)	(1)	(4)
Acquisition of shares by trustees of the Employee Share Trust	-	-	(2)

Net cash flow from financing activities	(125)	70	(177)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	30 June		30 June	31 December
	2017		2016	2016
	£m		£m	£m

(Decrease)/increase in cash and cash equivalents	(58)		68	29
Cash and cash equivalents as at the beginning of the period	388		340	340
Exchange (losses)/gains on cash and cash equivalents	(1)		40	19

Cash and cash equivalents as at the end of the period	329		448	388

Cash and cash equivalents consist of:
Cash at bank and in hand	133		313	286
Bank deposits (less than three months)	25		129	56

Cash and cash equivalents as at the end of the period (excluding cash classified as asset held for sale)	158		442	342
Cash classified as held for sale (note 7)	171		6	46

Cash and cash equivalents as at the end of the period	329		448	388

Bank deposits (more than three months)	17		21	22
Bank loans	(1,324)		(1,496)	(1,388)
Loan payable to joint venture	(2)	`	-	(2)
Bank loans classified as held for sale	-		(26)	(25)
Fees capitalised against bank facilities	15		17	15
Derivatives classified as net debt	17		12	27
Finance leases	(41)		(60)	(51)
Finance leases classified as held for sale	-		-	(7)

Net debt as at the end of the period	(989)		(1,084)	(1,021)

NOTES TO THE ACCOUNTS

1.      CORPORATE INFORMATION

The interim condensed accounts of Amec Foster Wheeler plc for the six months ended 30 June 2017 were authorised for issue in accordance with a resolution of the directors on 10 August 2017.

Amec Foster Wheeler plc is a public limited company, which is listed on both the London Stock Exchange and the New York Stock Exchange and incorporated and domiciled in England. The principal activities of the Company and its subsidiaries (the Group) are described in note 3.

2.      PREPARATION OF INTERIM RESULTS

Basis of preparation
This condensed set of accounts has been prepared in accordance with IAS 34 'Interim Financial Reporting', as adopted for use in the European Union. From the Group's perspective, there are no differences between IFRS as adopted for use in the European Union and IFRS as issued by the IASB.  As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the condensed set of accounts has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's published consolidated accounts for the year ended 31 December 2016.

The comparative figures for the year ended 31 December 2016 are not the Group's statutory accounts for that financial year but are an extract from those accounts.  The statutory accounts for the year ended 31 December 2016 have been reported on by the Group's auditors and delivered to the Registrar of Companies.  The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and did not contain statements under section 498 (2) or (3) of the Companies Act 2006.

The consolidated accounts for the year ended 31 December 2016 were prepared in accordance with IFRS as adopted by the European Union and those parts of the Companies Act 2006 that are applicable to Companies Reporting under IFRS.  There are no IFRS, IAS amendments or IFRIC interpretations effective for the first time this financial year that have had a material impact on the Group.

The accounts are presented rounded to the nearest million, however, all calculated numbers, for example earnings per share, are calculated on the underlying numbers to one decimal place precision.

IFRS 15 'Revenue from Contracts with Customers' establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 'Revenue' and IAS 11 'Construction Contracts'. IFRS 15 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted.

NOTES TO THE ACCOUNTS (continued)

2.      PREPARATION OF INTERIM RESULTS (continued)

The Group has performed an initial assessment of the potential impact of implementing IFRS 15. Under the existing accounting policy, contract revenue is recognised over the term of the contract by reference to the stage of completion on the contract activity at the end of each reporting period. Under IFRS 15, revenue will be recognised when a customer obtains control of the services, which can be at a point in time or over time.

For each performance obligation satisfied over time, revenue needs to be recognised by measuring the progress towards complete satisfaction of that performance obligation at the end of each reporting period.

Based on the initial review a large number of contracts were identified where the impact of implementing the standard may impact the timing of revenue recognition, in particular recognition of variation orders.

A further detailed assessment has commenced involving each business segment reviewing the existing contracts in place to assess the likely impact of introducing the standard.

The Group has not yet determined whether to adopt the modified retrospective transition approach upon initial adoption of IFRS 15.

IFRS 16 'Leases' replaces the existing guidance in IAS 17 'Leases'. IFRS 16 eliminates the classification of leases as either operating leases or finance leases. The standard introduces a single lessee accounting model, which requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months. The income statement will include depreciation on the leased asset and an interest charge on the liability.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019 with early adoption permitted if IFRS 15 has also been applied.

The Group has begun a systematic review of all major lease contracts to ensure that the impact and effects of IFRS 16 are fully understood and changes to the current accounting procedures are highlighted and acted upon in advance of the effective date.

Going concern
As at 30 June 2017, the Company had net debt of £989m. Committed facilities under the principal Debt Facility Arrangement and other smaller facilities were £1,569m of which £185m was undrawn.

As previously disclosed, the Company has taken various actions to reduce its debt including the disposal of non-core assets, cost savings measures and suspending dividend payments until the Company is generating sustainable free cash flow.  As at 31 December 2016, despite the actions taken during 2016, there remained a risk that the leverage ratio would exceed the maximum leverage ratio under the Debt Facility Arrangement of 3.75:1 in the measurement period ended 30 June 2017 and in subsequent periods.

Should there have been a breach of the leverage covenant, the lenders could have demanded accelerated repayment and the Company may not have had the funds to make these repayments. To ensure continued compliance with its financial covenants, in early 2017 the Company approached its banking group and successfully agreed a waiver to increase the leverage covenant in its banking facilities to 4.5:1 to provide additional headroom through to the reporting period ending 30 June 2018, dropping back to 3.5:1 at December 2018.  Should the acquisition by Wood Group not complete, the directors would take further steps to reduce debt including consideration of further asset disposals and the reactivation of the previously proposed rights issue.

The Directors have a reasonable expectation that the Company and the Group will comply with this revised covenant and will be able to operate within the level of available facilities and cash for the foreseeable future and accordingly believe that it is appropriate to prepare the financial statements on a going concern basis.

Use of estimates
The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Management considers that the most significant areas of judgement and estimation made in preparing the consolidated financial statements arise in relation to the accounting for long-term contracts, business combinations, defined benefit pensions and other retirement benefits and provisions (including asbestos-related and other liabilities), uncertain tax positions, and in assessing the recoverability of goodwill and other intangible assets, and whether businesses identified as non-core meet the definition held for sale or discontinued operations.

NOTES TO THE ACCOUNTS (continued)

2.      PREPARATION OF INTERIM RESULTS (continued)

Impairment of assets
The Group has a significant amount of intangible assets on its balance sheet. Goodwill arising on acquisitions represents the excess of the fair value of the purchase consideration over the fair value of the assets and liabilities acquired. Goodwill is capitalised and subject to impairment review, both annually and when there are indications that its carrying value may not be recoverable. An impairment loss is recognised to the extent that the carrying value of an asset exceeds its recoverable amount.
The determination of carrying value involves significant judgements when allocating goodwill to the cash generating units ('CGUs') expected to benefit from the acquisition. The estimation of the recoverable amounts also requires significant judgements and estimates including the future cash flows of the CGU, terminal growth rates and the appropriate rate at which to discount those cash flows. See note 10 for further details of the impairment reviews performed during the period.

Assets held for sale and discontinued operations
A non-current asset, or disposal group, is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than continued use.  In accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', assets and disposal which meet the definition of held for sale are valued at the lower of carrying value and fair value less costs to sell and their assets and liabilities are presented separately from other assets and liabilities on the balance sheet.

Judgements required in determining whether an asset meets the IFRS 5 criteria of held for sale include whether the business is being actively marketed, is available for sale in its current condition and whether a sale is highly probable within 12 months of classification as held for sale.  When calculating fair value less costs to sell of an asset or disposal group, estimates of future disposal proceeds and goodwill to be allocated to the disposal group are required.

On 5 November 2015, a review of the assets portfolio was announced, since then a number of assets have been identified as no longer being core to the future of the business and the disposals of Amec Foster Wheeler Power SRL, Aquenta Consulting Pty Limited and the  CFB business of GPG completed in the first half of 2017.

On 3 August 2016, the Group signed a sale and purchase agreement relating to its interest in The Incheon Bridge Co. Ltd.  Cash proceeds of £30m were received in December 2016, and reported within current payables. The disposal remains subject to formal regulatory approval but it is expected to complete in 2017, and as such this asset continues to be classified as held for sale.

On 2 March 2017, the Group announced that it had launched a competitive process to sell its nuclear business. Subsequently, on 29 June 2017 it was announced that, in consultation with the board of John Wood Group, the Group had decided to retain the European nuclear business, and to proceed only with the disposal of the North American business   The disposal process for the North American business and the Industrial business of GPG have progressed during the first half of 2017 and both are classified as held for sale at 30 June 2017.

It was also announced during the first half of 2017 that a competitive process to dispose of the majority of the UK North Sea business based in Aberdeen had commenced.  This was in anticipation of concerns expected to be raised by the Competition and Markets Authority in respect of the proposed Wood Group transaction.  The sale of this business is also well advanced and as a result, the business has been classified as 'held for sale' as at 30 June 2017.

In accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

Discontinued operations include the non-core Built Environment businesses, which were sold during 2007, SPIE, which was sold in 2006, and the UK conventional power business that was discontinued in 2013.

Judgements required in determining whether an asset or disposal group meets the IFRS 5 criteria of discontinued includes whether it represents a separate major line of business or geographical area of operations or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations.

Of the assets classified as held for sale in 2017, the largest is the UK North Sea business, however, at the time of the planned disposal this did not operate as a stand-alone business, it had no separate management team and its results were included within two lines of business within Oil, Gas and Chemicals but did not represent the entirety of either.  Neither does it represent a single geographical area of operation.  On this basis, the business is not a discontinued operation.

The judgements applied in presenting the UK conventional power business as discontinued are explained in note 1 to the 2013 financial statements. The results and other disclosures in respect of discontinued operations are shown in note 6.

Exceptional items
As permitted by IAS 1 'Presentation of Financial Statements', certain items are presented separately as exceptional on the face of the consolidated income statement. In the opinion of the directors, these exceptional items require separate disclosure by virtue of their nature, size or incidence in order to obtain a clear and consistent presentation of the Group's underlying performance and to provide consistency with internal management reporting.

NOTES TO THE ACCOUNTS (continued)

2.      PREPARATION OF INTERIM RESULTS (continued)

Exceptional items may include, but are not restricted to acquisition-related costs, restructuring costs, gains and losses on the disposal of fixed assets and gains and losses on the disposal or closure of businesses. Acquisition-related costs may include, transaction costs (including external advisory, legal, valuation, and other professional fees and attributable internal costs), the amortisation of acquisition-related facilities fees, payments to selling shareholders that are accounted for as remuneration and changes in the fair value of contingent consideration.

Use of adjusted measures
Management uses adjusted performance measures including trading profit, adjusted profit before tax and adjusted diluted earnings per share. Each of these measures is based on an IFRS measure of profit but excludes specific items whose inclusion in the IFRS measure hinders the comparison of the trading performance of our businesses from one period to another, with each other or with those of our competitors.

Management has identified the following specific items that are excluded in arriving at these non-IFRS measures: exceptional items; the amortisation and impairment of intangible assets; and asbestos-related costs (net of insurance recoveries).

Management does not regard these non-IFRS measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS and it should be noted that they may not be comparable with similarly-titled measures used by other companies.

3.      SEGMENTAL ANALYSIS OF CONTINUING OPERATIONS

Amec Foster Wheeler designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With effect from 1 January 2017, the Group has organised its Engineering & Construction business into four market-based business lines: Oil, Gas & Chemicals; Mining; Power & Process and Environment & Infrastructure.

As a consequence of the programme of non-core disposals launched in 2016, the internal reporting has been restructured to present the results of the core business separately from those planned for disposal.  As a result the Group has determined the Group's reportable segments to be Oil, Gas & Chemicals, Mining, Power & Process, which includes Clean Energy Europe, Environment & Infrastructure, Investment Services and Disposals.  The Disposals segment includes the results of assets that have been sold, or are designated for sale other than the UK North Sea business which continues to be reported in Oil, Gas & Chemicals as the sale of this business is tied to the acquisition of Amec Foster Wheeler by Wood Group.  Clean Energy Europe has been aggregated into the Power & Process operating segment as it is considered to have similar economic characteristics to the other businesses in that segment

Segment information is presented on a consistent basis with the information presented to the Group's Executive Committee for the purposes of allocating resources within the Group and assessing the performance of the Group's businesses.

The Group Executive Committee uses trading profit as the measure of the profitability of the Group's businesses. Trading profit is, therefore, the measure of segment profit presented in the Group's segment disclosures. Trading profit represents profit before net financing expense excluding exceptional items; the amortisation and impairment of intangible assets; and asbestos-related costs (net of insurance recoveries). Trading profit includes the Group's share of the trading profit of joint ventures.

NOTES TO THE ACCOUNTS (continued)

3.      SEGMENTAL ANALYSIS OF CONTINUING OPERATIONS (continued)

	Revenue			Profit/(loss)
	Six	Six		Six	Six
	months	months	Year	months	months	Year
	ended	ended	ended	ended	ended	ended
	30 June	30 June	31 December	30 June	30 June	31 December
	2017	2016	2016	2017	2016	2016
	£m	£m	£m	£m	£m	£m
Class of business:
Oil, Gas & Chemicals	994	1,151	2,234	83	67	166
Mining	137	137	280	22	12	30
Power & Process	417	792	1,368	21	43	82
Environment & Infrastructure	522	451	954	31	34	28
Investment Services	79	64	143	15	3	(15)
	2,149	2,595	4,979	172	159	291
Internal revenue	(32)	(27)	(60)	-	-	-
Disposals	216	274	521	12	40	66

External revenue	2,333	2,842	5,440

Corporate costs1				(22)	(22)	(39)
Trading profit2				162	177	318
Net financing expense3				(39)	(37)	(64)
Adjusted profit before income tax				123	140	254
Share of tax expense of joint ventures4				(1)	(3)	(4)
				122	137	250

Intangible amortisation and impairments				(81)	(506)	(655)
Exceptional and asbestos-related items				36	(77)	(137)

Profit/(loss) before income tax				77	(446)	(542)

1   Corporate costs comprise the costs of operating central corporate functions and certain regional overheads.
2   Trading profit is earnings from continuing operations before net financing expense, tax, intangible amortisation and impairment, pre-tax exceptional items and asbestos-related but including joint venture trading profit.
3   Net financing expense excludes exceptional and asbestos-related items, but includes Amec Foster Wheeler's share of net interest expense of joint ventures.

4   The Group's share of post-tax results of joint ventures is further analysed as follows:

	Six	Six
	months	months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2017	2016	2016
	£m	£m	£m

Trading profit	6	13	18
Net financing expense	-	(2)	(3)
Tax	(1)	(3)	(4)

	5	8	11

NOTES TO THE ACCOUNTS (continued)

4.      AMORTISATION, IMPAIRMENT, EXCEPTIONAL ITEMS AND ASBESTOS-RELATED ITEMS

	Six months	Six months
	ended	ended	Year ended
	30 June	30 June	31 December
	2017	2016	2016
	£m	£m	£m

Continuing operations:
Administrative expenses - exceptional and asbestos-related items	(60)	(74)	(129)
Administrative expenses - intangible amortisation and impairments	(81)	(506)	(655)
	(141)	(580)	(784)
Profit on business disposals and closures	101	2	2
Net financing expense	(5)	(5)	(10)
	(45)	(583)	(792)
Taxation (charge)/credit on exceptional and asbestos-related items of continuing operations	(4)	4	26
Taxation credit on intangible amortisation and impairments	13	27	43
	9	31	69
Post-tax amortisation, impairments, exceptional and asbestos-related items of continuing operations	(36)	(552)	(723)
Exceptional items of discontinued operations (post-tax)	(2)	7	7
Post-tax amortisation, impairments, exceptional and asbestos-related items	(38)	(545)	(716)

Post-tax exceptional and asbestos-related items	30	(66)	(104)
Post-tax intangible amortisation and impairments	(68)	(479)	(612)
	(38)	(545)	(716)

Intangible amortisation and impairments are analysed as follows:

	Six months	Six months
	ended	ended	Year ended
	30 June	30 June	31 December
	2017	2016	2016
	£m	£m	£m

Intangible amortisation (note 11)	51	66	129
Impairment of goodwill and intangible assets (note 11)	20	405	500
Impairment of assets on classification as held for sale (note 7)	10	35	26
	81	506	655

Post-tax exceptional and asbestos-related items are further analysed as follows:

Six months ended 30 June 2017		Profit in	Profit on
		respect of	business	Asbestos-	Other
	Profit on	business	disposals	related	exceptional
	disposals	closures	and closures	items	items	Total
	£m	£m	£m	£m	£m	£m

Continuing operations	101	-	101	(11)	(54)	36
Discontinued operations	(3)	-	(3)	-	-	(3)
Profit/(loss) before tax	98	-	98	(11)	(54)	33
Tax	(8)	-	(8)	-	5	(3)
Profit/(loss) after tax	90	-	90	(11)	(49)	30

Profit on disposals
During the first half of 2017, the disposal of the CFB business of GPG completed with a gain on disposal of £102m. Of this gain, £55m related to the recycling of foreign exchange movements from reserves and the balance to favourable working capital movements subsequent to classification of held for sale. The disposal of Aquenta also completed with a loss on disposal of £1m.  Both businesses had been presented as held for sale as at 31 December 2016.

Asbestos related items
There was a charge of £7m relating to a change in the discount rate applied to the asbestos liability, a £3m charge in respect of unwinding the discount on the provision and £1m of costs incurred in managing the liability.

NOTES TO THE ACCOUNTS (continued)

4.      AMORTISATION, IMPAIRMENT, EXCEPTIONAL ITEMS AND ASBESTOS-RELATED ITEMS (continued)

Other exceptional items
Other exceptional items include £25m of investment banking, legal and accountancy costs associated with the Wood Group acquisition, the business disposals and the previously proposed rights issue.  In addition, restructuring costs of £29m were incurred in the six months ended 30 June 2017, as part of the ongoing cost reduction programme. This is principally severance but also includes consultancy costs.  Cash payments of £55m have been made during the period in respect of exceptional items incurred in the current and prior years.

Six months ended 30 June 2016		Profit in	Profit on
		respect of	business	Asbestos-	Other
	Profit on	business	disposals	related	exceptional
	disposals	closures	and closures	items	items	Total
	£m	£m	£m	£m	£m	£m

Continuing operations	-	2	2	(24)	(55)	(77)
Discontinued operations	8	-	8	-	-	8
Profit/(loss) before tax	8	2	10	(24)	(55)	(69)
Tax	(1)	-	(1)	-	4	3
Profit/(loss) after tax	7	2	9	(24)	(51)	(66)

Profit on disposals
The pre-tax gain on disposal of £8m relates to the release of indemnity provisions no longer required associated with the Built Environment business which was sold in 2006 and classified as discontinued.  Likewise, the £2m gain on business closures relates to the release of provisions no longer required.

Asbestos related items
There was a charge of £21m relating to a change in the discount rate applied to the asbestos liability and £3m charge in respect of unwinding the discount on the provision.

Other exceptional items
Other exceptional items of £55m relate to restructuring and integration costs including office rationalisation (£28m); severance (£12m); consultancy (£5m) as well as IT and other costs.

Of the £55m of other exceptional items, £31m was paid in cash during the period.

Year ended 31 December 2016

		Profit in	Profit on
		respect of	business	Asbestos-	Other
	Profit on	business	disposals	related	exceptional
	disposals	closures	and closures	items	items	Total
	£m	£m	£m	£m	£m	£m

Continuing operations	-	2	2	(4)	(135)	(137)
Discontinued operations	9	-	9	-	-	9
Profit/(loss) before tax	9	2	11	(4)	(135)	(128)
Tax on exceptional items	(2)	1	(1)	-	25	24
Profit/(loss) after tax	7	3	10	(4)	(110)	(104)

Profit on disposals
During 2016, there were contract settlements and other positive developments on a number of retained liabilities associated with businesses sold in prior years and classified as discontinued. This resulted in provision releases which were offset by other movements in indemnities provisions and costs associated with running these businesses to give a profit on disposal of £9m.

Asbestos related items
There was a credit of £6m relating to a change in the discount rate applied to the asbestos liability. This was offset by a charge of £8m in respect of unwinding the discount and costs of managing the liability of £2m. There was no change to the actual liability required following the annual reassessment in 2016.

Other exceptional items
During 2016, the integration of the AMEC and Foster Wheeler businesses has continued and there has been an ongoing cost savings programme. Costs of £135m have been incurred in achieving the integration and the cost savings. This includes £54m of onerous lease and other property costs, which was incurred predominantly in the Americas, as the property portfolio has been reviewed and consolidated. Severance and other exit costs were £45m, which largely relates to delayering management and removing overlapping functions, but also includes severance costs related to engineers in the Oil and Gas Americas business following the down turn in trading in that business during the year. Professional fees of £31m have been incurred in relation to establishing the new group strategy and structure, the establishment of a Global Shared Services Centre and IT integration. There were also internal costs of £5m in relation to integration and restructuring activities.

Cash payments of £82m were made during the year in respect of exceptional items incurred in the current and prior years.

NOTES TO THE ACCOUNTS (continued)

5.      INCOME TAX

The Group's effective tax rate for the first six months of 2017 on continuing operations (including its share of joint ventures' income tax expense but before exceptional items, intangibles amortisation and impairment and asbestos-related items) was 22.4% (six months ended 30 June 2016: 21.1%). The full year tax rate is expected to be in the range 22-23%.

The Group's share of joint ventures' income tax expense was £1m (six months ended 30 June 2016: £3m).

6.      (LOSS)/PROFIT FOR THE PERIOD FROM DISCONTINUED OPERATIONS

Discontinued operations represent the residual assets and retained obligations in respect of businesses sold in prior years, including the UK conventional power business, which was discontinued in 2013.

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

The results of the discontinued operations are all attributable to the equity holders of the parent and are as follows:

	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
	£m	£m	£m
Revenue	-	(7)	(7)
Cost of sales and net operating expenses	-	13	13
Profit before exceptional items and income tax	-	6	6
Attributable tax	-	(1)	(1)
	-	5	5
(Loss)/profit on disposal	(3)	8	9
Tax on (loss)/profit on disposal	1	(1)	(2)

(Loss)/profit for the period from discontinued operations	(2)	12	12

The loss on disposals of £3m (30 June 2016: profit of £8m; 31 December 2016: profit of £9m) is a result of movements in indemnity provisions and costs associated with businesses sold in prior years.

The negative revenue and profit before exceptional items and income tax in the year ended 31 December 2016 and the six months ended 30 June 2016 arose from the settlement of the final account of a contract in the UK conventional power business.

Net cash flow attributable to discontinued operations

The net cash flows attributable to discontinued operations during the year were as follows:

	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
	£m	£m	£m
Net cash flow from operating activities	-	17	8
Net cash flow from investing activities	(1)	(1)	(5)

	(1)	16	3

7.      ASSETS HELD FOR SALE

In March 2016, the Group announced its intention to reduce net debt via the disposal of non-core assets. Assets and liabilities expected to be disposed and which meet the definition of held for sale in line with IFRS 5 are presented as a disposal group. Actions to sell the entities within the disposal group have commenced and disposals are expected to complete within 12 months.

During the reporting period the following disposal groups were classified as held for sale:

Disposal group	Classification	Date classified as held for sale	Date of disposal	Location
Incheon Bridge Co. Ltd	Equity Joint Venture	H1 2016	N/A	Korea
Amec Foster Wheeler Power SRL	Subsidiary	H1 2016	31 May 2017	Italy
Aquenta Consulting Pty Limited	Subsidiary	H2 2016	27 January 2017	Australia
GPG - core boiler business	Subsidiary	H2 2016	23 June 2017	Global
GPG - industrial business	Subsidiary	H1 2017	N/A	Global
North American nuclear business	Subsidiary	H1 2017	N/A	North America
UK North Sea business	Subsidiary	H1 2017	N/A	United Kingdom

As at 30 June 2017 the North American nuclear business, the UK North Sea business, the Group's interest in The Incheon Bridge Co. Ltd and the Industrial business of GPG are presented as held for sale.

NOTES TO THE ACCOUNTS (continued)

7.      ASSETS HELD FOR SALE (continued)

During the first half of 2017, the UK Upstream Oil & Gas, the North American Nuclear and the GPG Industrial business all met the definition of held for sale.  The Group's interest in the Incheon Bridge Co. Ltd also continues to be classified as held for sale.  The UK Upstream Oil & Gas business is reported within the Oil, Gas & Chemicals operating units and the other assets within the Disposals operating segment.

An impairment charge of £10m was recognised during the period representing the difference between book value and fair value less costs to sell of businesses classified as held for sale.

On 2 March 2017, the Group announced that it had launched a competitive process to sell its nuclear business. Subsequently, on 29 June 2017 it was announced that, in consultation with the board of John Wood Group, the Group had decided to retain the European nuclear business, and to proceed only with the disposal of the North American business.

As at 31 December 2016, the Group's interests in The Incheon Bridge Co. Ltd and Amec Foster Wheeler Power SRL, the  core boiler business of GPG and Aquenta Consulting Pty Limited were presented as held for sale.

As at 30 June 2016, the Group's interests in The Incheon Bridge Co. Ltd, PetroPower Energia Limitada and Amec Foster Wheeler Power SRL were presented as held for sale.

On 3 August 2016, the Group signed a sale and purchase agreement relating to its interest in The Incheon Bridge Co. Ltd. Cash proceeds of £30m were received on 2 December 2016, and are reported within current payables. The disposal remains subject to regulatory approval but it is expected to complete in H2 2017.

The major classes of assets and liabilities of the disposal groups are as follows:

	30 June 2017	30 June 2016	31 December 2016
	£m	£m	£m
Assets
Property, plant and equipment	6	35	47
Intangible assets	144	-	143
Interests in joint ventures	17	41	16
Deferred tax asset	8	2	6
Trade and other receivables	221	10	73
Inventories	4	-	4
Current tax receivable	2	1	1
Cash and cash equivalents	171	6	46
Assets held for sale	573	95	336
Liabilities
Trade and other payables	(155)	(2)	(132)
Current tax payable	(2)	(3)	(3)
Interest-bearing loans and borrowings	-	(26)	(32)
Derivative financial instruments	-	(4)	(7)
Deferred tax liabilities	(6)	(7)	(5)
Provisions	(1)	-	(8)
Retirement benefit liability	(76)	-	-
Liabilities directly associated with assets held for sale	(240)	(42)	(187)

Net assets directly associated with disposal group	333	53	149

8.      DISPOSALS

During the six months ended 30 June 2017, the disposals of Aquenta Consulting Pty Limited, Amec Foster Wheeler Power SRL  and the core boiler business of GPG  were completed.  The carrying value of the assets and liabilities sold and the profit/(loss) on disposal was as follows:

	Aquenta	FW Power	GPG-CFB	Total
	£m	£m	£m	£m

Property, plant & equipment	-	47	10	57
Intangible assets	17	-	120	137
Current tax	-	-	(1)	(1)
Deferred tax	-	(5)	8	3
Inventories	-	-	5	5
Trade & other receivables	5	8	74	87
Cash & cash equivalents	2	9	59	70
Trade & other payables	(4)	(13)	(155)	(172)
Derivative financial instruments	-	(3)	-	(3)
Bank other loans	-	(24)	(7)	(31)
Provisions for liabilities and charges	-	-	(8)	(8)
Net assets sold	20	19	105	144

Minority interest in net assets sold	-	-	(5)	(5)
	20	19	100	139
Amounts recognised in profit on disposal from the hedging & translation reserves	1	(2)	(55)	(56)
	21	17	45	83

Cash consideration received	21	18	159	198
Costs of disposal	(1)	(1)	(7)	(9)
Net consideration	20	17	152	189

Net consideration less net assets sold	(1)	-	107	106
Provision made in respect of indemnities	-	-	(5)	(5)
Profit/(loss) on disposal	(1)	-	102	101

9.      EARNINGS PER SHARE

Basic and diluted earnings per share are shown on the face of the income statement.  The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Employee Share Trust and those held in treasury by the Company.  In the periods where the Group has reported a basic loss per ordinary share from continuing operations, any potential ordinary shares are anti-dilutive and so excluded from the calculation of diluted loss per share.

	Six months ended 30 June 2017			Six months ended 30 June 2016			Year ended 31 December 2016
		Weighted			Weighted			Weighted
		average			average			average
		shares	Earnings		shares	Loss		shares	Loss
	Earnings	number	per share	Loss	number	per share	Loss	number	per share
	£m	million	pence	£m	million	pence	£m	million	pence

Basic earnings/(loss) from continuing operations	59	382	15.3	(443)	383	(115.8)	(530)	383	(138.9)

Employee share and
incentive schemes	-	2	(0.1)	-	-	-	-	-	-

Diluted earnings/(loss) from continuing operations	59	384	15.2	(443)	383	(115.8)	(530)	383	(138.9)

NOTES TO THE ACCOUNTS (continued)

9.      EARNINGS PER SHARE (continued)

	Six months ended 30 June 2017			Six months ended 30 June 2016			Year ended 31 December 2016
		Weighted			Weighted			Weighted
		average			average			average
		Shares	Loss		shares	Earnings		shares	Earnings
	Loss	number	per share	Earnings	number	per share	Earnings	number	per share
	£m	million	pence	£m	million	pence	£m	million	pence

Basic (loss)/earnings
from discontinued
operations	(2)	382	(0.6)	12	383	3.1	12	383	3.3

Employee share and
incentive schemes	-	2	-	-	-	-	-	-	-

Diluted (loss)/earnings from discontinued operations	(2)	384	(0.6)	12	383	3.1	12	383	3.3

Basic and diluted profit/(loss) from continuing operations is calculated as set out below:

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2017	2016	2016
	£m	£m	£m

Profit/(loss) for the period from continuing operations	59	(441)	(526)
Profit attributable to non-controlling interests	-	(2)	(4)
Basic and diluted profit/(loss) from continuing operations	59	(443)	(530)

In order to appreciate the effects on the reported performance of intangible amortisation and impairment, exceptional items, and asbestos-related items, along with the impact of the potential ordinary shares, additional calculations of earnings per share are presented.

	Six months ended 30 June 2017			Six months ended 30 June 2016
		Weighted			Weighted
		average			average	(Loss)/
		shares	Earnings	(Loss)/	shares	earnings
	Earnings	number	per share	earnings	number	per share
	£m	million	pence	£m	million	pence

Basic earnings/(loss) from continuing operations	59	382	15.3	(443)	383	(115.8)
Exceptional items and asbestos-related items (post-tax)	(32)	-	(8.4)	73	-	18.9
Amortisation and impairment (post-tax)	68	-	18.0	479	-	125.2

Basic earnings from continuing operations
before impairment, amortisation, exceptional items and asbestos-related items	95	382	24.9	109	383	28.3
Employee share and incentive schemes	-	2	(0.1)	-	2	(0.1)

Diluted earnings from continuing operations
before impairment, amortisation, exceptional items and asbestos-related items	95	384	24.8	109	385	28.2

NOTES TO THE ACCOUNTS (continued)

9.      EARNINGS PER SHARE (continued)

	Year ended 31 December 2016
		Weighted	(Loss)/
	(Loss)/	average	earnings
	earnings	shares	per share
	£m	million	pence

Basic loss from continuing operations	(530)	383	(138.9)
Exceptional items and asbestos-related items (post-tax)	111	-	29.4
Amortisation and impairment (post-tax)	612	-	160.2

Basic earnings from continuing operations
before impairment, amortisation, exceptional items and asbestos-related items	193	383	50.7
Employee share and incentive schemes	-	2	(0.3)

Diluted earnings from continuing operations
before impairment, amortisation, exceptional items and asbestos-related items	193	385	50.4

	Six months ended 30 June 2017			Six months ended 30 June 2016
		Weighted			Weighted
		average			average
		shares	Loss		shares	Earnings
	Loss	number	per share	Earnings	number	per share
	£m	million	pence	£m	million	pence

Basic (loss)/earnings from discontinued operations	(2)	382	(0.6)	12	383	3.1
Exceptional items (post-tax)	2	-	0.6	(7)	-	(1.8)

Basic (loss)/earnings from discontinued operations
before exceptional items	-	382	-	5	383	1.3
Employee share and incentive schemes	-	2	-	-	2	-

Diluted (loss)/earnings from discontinued operations
before exceptional items	-	384	-	5	385	1.3

	Year ended 31 December 2016
		Weighted
		average
		shares	Earnings
	Earnings	number	per share
	£m	million	pence

Basic earnings from discontinued operations	12	383	3.3
Exceptional items (post-tax)	(7)	-	(1.9)

Basic earnings from discontinued operations
before exceptional items	5	383	1.4
Employee share and incentive schemes	-	2	-

Diluted earnings from discontinued operations
before exceptional items	5	385	1.4

NOTES TO THE ACCOUNTS (continued)

10.    DIVIDENDS

The directors are not declaring an interim dividend in respect of the six months ended 30 June 2017 and did not propose a final dividend in respect of the year ended 31 December 2016.

Dividends of £29m were charged to reserves and paid during the six months ended 30 June 2017 being the 2016 interim dividend of 7.4 pence per share.

11.    INTANGIBLE ASSETS

		Customer	Brands/	Order
	Goodwill	relationships	trademarks	backlog	Patents	Software	Total
	£m	£m	£m	£m	£m	£m	£m

Cost:
As at 1 January 2017	2,277	595	215	141	48	162	3,438
Exchange and other movements	(49)	(10)	(9)	(3)	(3)	(2)	(76)
Additions	-	-	-	-	-	1	1
Reclassification to assets held for sale	(114)	(40)	(15)	(7)	(24)	(3)	(203)
As at 30 June 2017	2,114	545	191	131	21	158	3,160

Amortisation:
As at 1 January 2017	113	357	50	112	7	124	763
Exchange and other movements	(14)	(10)	(1)	(3)	(1)	(1)	(30)
Impairment loss	-	20	-	-	-	-	20
Provided during the period	-	20	5	17	2	7	51
Reclassification to assets held for sale	-	(25)	(12)	(6)	(4)	(2)	(49)
As at 30 June 2017	99	362	42	120	4	128	755

Net book value:
As at 30 June 2017	2,015	183	149	11	17	30	2,405

As at 31 December 2016	2,164	238	165	29	41	38	2,675

		Customer	Brands/	Order
	Goodwill	relationships	Trademarks	Backlog	Patents	Software	Total
	£m	£m	£m	£m	£m	£m	£m

Cost:
As at 1 January 2016	2,531	530	194	137	117	145	3,654
Exchange and other movements	258	40	19	12	12	6	347
Additions	-	-	-	-	-	6	6
Reclassification to assets held for sale	(11)	-	-	-	-	-	(11)
As at 30 June 2016	2,778	570	213	149	129	157	3,996

Amortisation:
As at 1 January 2016	339	119	32	65	9	65	629
Exchange and other movements	40	9	3	6	1	4	63
Impairment loss	214	157	-	-	-	34	405
Provided during the period	-	21	5	22	4	14	66
As at 30 June 2016	593	306	40	93	14	117	1,163

Net book value:
As at 30 June 2016	2,185	264	173	56	115	40	2,833

30 June 2017
An impairment loss of £20m was recognised against the customer relationship attached to one of the residual GPG businesses.  This business provides after sales services to boilers previously installed by GPG and the expected future prospects for that business have deteriorated following the disposal of the CFB business of GPG.

During the period ended 30 June 2017, goodwill and other intangible assets with a net book value of £114m and £40m respectively, were reclassified to assets held for sale.

30 June 2016
The impairment loss of £405m recognised in the six months  ended 30 June 2016 relates to a £214m impairment of goodwill in relation to the GPG, impairments of £125m and £32m respectively against the customer relationship intangible assets in the Americas and GPG, and a £34m impairment of an ERP system.

NOTES TO THE ACCOUNTS (continued)

12.    PROVISIONS

The nature and measurement bases of the Group's provisions are unchanged from those presented in the 2016 annual report and accounts.

		Project	Obligations
	Asbestos	and	relating to	Property
	related	environment	disposed	related
	litigation	litigation	businesses	provisions	Other	Total
	£m	£m	£m	£m	£m	£m

As at 1 January 2017	413	89	60	17	40	619
Exchange and other movements	(17)	(3)	-	-	-	(20)
Transfers to held for sale	-	-	-	(1)	-	(1)
Transfers to/from trade payables	2	-	-	-	-	2
Utilised	(21)	(6)	(1)	-	(1)	(29)
Provided	-	-	5	2	2	9
Released	(2)	(5)	-	(2)	-	(9)
Change in discount rate	7	-	-	-	-	7
Unwind of discount	4	-	-	-	-	4
As at 30 June 2017	386	75	64	16	41	582

Provisions classified as current liabilities	-	-	1	1	3	5
Provisions classified as non-current liabilities	386	75	63	15	38	577

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	30 June 2017	30 June 2017	30 June 2016	30 June 2016	31 December 2016	31 December 2016
	£m	£m	£m	£m	£m	£m

Financial derivatives - assets	39	39	26	26	37	37
Bank loans	(1,324)	(1,324)	(1,496)	(1,496)	(1,388)	(1,388)
Loans payable to joint venture	(2)	(2)	-	-	(2)	(2)
Bank loans (classified as held for sale)	-	-	(26)	(26)	(25)	(25)
Fees capitalised against bank
facilities	15	15	17	17	15	15
Finance leases	(41)	(41)	(60)	(60)	(51)	(51)
Finance leases (classified as held for sale)	-	-	-	-	(7)	(7)
Financial derivatives - liabilities	(61)	(61)	(60)	(60)	(73)	(73)
Financial derivatives - liabilities (classified as held for sale)	-	-	(4)	(4)	(7)	(7)

Cash, trade receivables and trade payables are excluded from this table because carrying value is a reasonable approximation to fair value for all these assets and liabilities.

Fair values are determined using observable market prices (level 2 as defined by IFRS 13 'Fair Value Measurement') as follows:

Financial derivatives
Financial derivatives are valued as follows:

●      The fair value of forward foreign exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate; and
●      The fair value of interest rate swaps and cross currency interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract and using market rates.

The Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the six months ended 30 June 2017, the six months ended 30 June 2016, and the year ended 31 December 2016 there were no transfers into or out of level 2 fair value measurements.

All derivative fair values are verified by comparison to valuations provided by the derivative counterparty banks. There has been a net debit valuation adjustment of £1m at 30 June 2017 (30 June 2016: £nil, 31 December 2016: £nil) which has reduced the net derivative liability of the Group.

NOTES TO THE ACCOUNTS (continued)

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Borrowings

Bank loans are held at amortised cost.  Interest on the bank loans is charged at a floating rate, which is regularly reset and, as such, the fair value of the bank loans is considered to be equal to the carrying value.  Finance leases are valued at the net present value of the future cash-flows using credit spreads and yield curves derived from market data.

On 1 March 2016, the Group entered into a new syndicated facility comprising of three tranches; a three-year £650m term loan, a five-year £650m term loan and a five-year £400m revolving credit facility.

The banking facilities were reduced by £39m during December 2016 as a result of a mandatory repayment following the disposal of PetroPower Energia Limitada and in February 2017 there was another repayment of £20m following the disposal of Aquenta Consulting Pty Limited.

During June 2017, the banking facilities were further reduced by £117m as a result of a repayment following the disposal of the core boiler business of GPG

14.    CONTINGENT LIABILITIES

Legal claims and actions

From time to time, the Group is party to litigation involving clients and sub-contractors arising out of project contracts. Such litigation includes claims or actions by and against the Group for cancelled contracts, for additional costs incurred in excess of contract provisions, as well as for back charges for alleged breaches of warranty and other contract commitments. We have recognised provisions for certain known or reasonably likely legal claims or actions against the Group. We do not expect known and reasonably likely legal claims or actions for which a provision has not been established to have a material impact on the Group's financial position, results of operations or cash flows.

Indemnities and retained obligations

We have agreed to indemnify certain third parties relating to businesses and/or assets that were previously owned by the Group and were sold to them. Such indemnifications relate primarily to breach of covenants, breach of representations and warranties, as well as potential exposure for retained liabilities, environmental matters and third party claims for activities conducted by the Group prior to the sale of such businesses and/or asset. We have established provisions for those indemnities in respect of which we consider it probable that there will be a successful claim. We do not expect indemnities or retained obligations for which a provision has not been established to have a material impact on the Group's financial position, results of operations or cash flows.

Guarantees

During 2016, one of the Group's subsidiaries disposed of a refinery/electricity generation plant located in Chile. A condition of the disposal was that the subsidiary was required to sign an operation and maintenance contract with the purchaser. This has resulted in a number of performance obligations with respect to refinery output and electricity generation by the plant.

Investigations

Amec Foster Wheeler has received voluntary requests for information from, and continues to cooperate with, the SEC and the US Department of Justice ('DOJ') regarding the historical use of agents by Foster Wheeler, primarily in the Middle East, and certain of the Company's other business counterparties in that region. The Company has also provided information relating to the historical use of third parties by Foster Wheeler and certain of its operations to the DOJ and SEC in other regions. In addition, the SFO has opened an investigation into Amec Foster Wheeler, predecessor companies and associated persons in respect of the Foster Wheeler business. The investigation focuses on the past use of third parties and possible bribery and corruption and related offences. Given the stage of these matters, it is not possible to estimate reliably what effect the outcome that any investigation or any regulatory determination may have on the Company.

Mount Polley

The Mount Polley mine is owned and operated by Mount Polley Mining Corporation, a subsidiary of Imperial Metals Corporation, and is located near the town of Likely, British Columbia, Canada. On 4 August 2014, a tailings pond facility at the mine failed releasing large quantities of water and mine tailings into the local environment. The dam was in the process of being raised (as part of its annual raise) at the time of the failure. One of Amec Foster Wheeler's subsidiaries, along with other parties, had various design and quality assurance responsibilities associated with the development of this facility. Amec Foster Wheeler's subsidiary was providing engineering services at the time of the breach, but did not perform the original design.

An independent review panel, appointed by the government of British Columbia, issued a report on 30 January 2015 concluding that the cause of failure was shearing along a zone of weak soil along with other contributory factors. On 17 December 2015, the chief inspector of mines for British Columbia issued a report that for the most part agreed with the conclusions of the independent review panel. Whilst the chief inspector concluded that there were failings in the required standard of care of all of the engineers, he concluded that the responsibility for the breach lies primarily with the mine owner, Mount Polley Mining Corporation. He also concluded that there was no evidence of any significant contravention of regulatory requirements.

NOTES TO THE ACCOUNTS (continued)

14.    CONTINGENT LIABILITIES (continued)

On 4 July 2016, Mount Polley Mining Corporation and Imperial Metals Corporation filed suit against Amec Foster Wheeler's subsidiary and others. The claim seeks CDN$3 million in costs payable to government agencies and unspecified damages for loss of profit, reconstruction costs and environmental remediation. A trial date has been set for 3 September 2019.  Subsequent to this filing, several tourist operators and First Nations also filed suit alleging that they suffered damages as a result of the tailings facility failure. The claims of the tourist operators have been settled by Mount Polley Mining Corporation and they intend to seek indemnification regarding these settlements from Amec Foster Wheeler and a previous engineering firm on the project.  It is Amec Foster Wheeler management's opinion that its employees performed in a professional manner consistent with the standard of care for a competent engineer on a project of this nature in British Columbia. In addition, the contracts between Amec Foster Wheeler's subsidiary and Mount Polley Mining Corporation contain limitations of liability provisions that exclude claims for consequential damages and limit the subsidiary's liability to Mount Polley Mining Corporation to the amount of professional fees charged, which were less than CDN$1 million.

Amec Foster Wheeler has retained outside counsel and filed a response to Mount Polley Mining Corporation's civil claim on 23 September 2016. Given the early stage of this matter, it is difficult to predict the likely outcome of this proceeding. Mindful of the foregoing caveat, it is Amec Foster Wheeler management's opinion that it is probable that there will be an outflow in respect of this issue (with liability shared with the other parties), but it is probable that if there is an outflow to Mount Polley Mining Corporation, it will be limited to the prescribed contractual limitation of liability referenced above.

Tax planning

The Group undertakes tax planning which is compliant with current legislation and accepted practice. Recent changes to the tax environment, including the OECDs project around Base Erosion and Profit Shifting have brought into question the legitimacy of tax planning previously undertaken by multinational entities. There have been several recent high profile tax cases against tax authorities and large groups. The European Commission continues formal investigations to examine whether decisions by the tax authorities in certain European countries comply with European Union rules, and has issued judgments in some cases which are being contested by the groups and the countries effected. We are monitoring the outcome of these cases in order to understand whether there is any risk to the Group. Based on the Group's current assessment of such issues, it is too early to speculate on any areas of challenge and potential liabilities, and as a result, it is not currently considered probable that there will be an outflow in respect of these issues.

15.    RELATED PARTY TRANSACTIONS

During the six months ended 30 June 2017 there were a number of transactions with joint venture entities.

The transactions and related balances outstanding with joint ventures are as follows:

	Value of transactions		Outstanding balance
	Six months	Six months
	ended	ended	30 June	30 June
	30 June 2017	30 June 2016	2017	2016
	£m	£m	£m	£m

Services received	1	-	-	-
Services rendered	2	7	5	13
Provision of finance	3	2	27	18
Receipt of finance	-	-	2	-

There have been no significant changes in the nature of related party transactions from those described in the last annual report.

RESPONSIBILITY STATEMENT OF THE DIRECTORS IN RESPECT OF THE HALF-YEARLY FINANCIAL REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2017

We confirm that to the best of our knowledge:

●      The condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the EU.

●      The interim management report includes a fair review of the information required by:

■·  DTR 4.2.7R of the 'Disclosures and Transparency Rules', being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

■·  DTR 4.2.8R of the 'Disclosure and Transparency Rules', being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

Jonathan Lewis
Chief Executive Officer

Ian McHoul
Chief Financial Officer

10 August 2017

INDEPENDENT REVIEW REPORT BY ERNST & YOUNG LLP TO Amec Foster Wheeler plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2017 which comprises the condensed consolidated Income Statement, condensed consolidated Statement of Comprehensive Income, condensed consolidated Balance Sheet, condensed consolidated Statement of Changes in Equity, condensed consolidated Cash Flow Statement and the related explanatory notes 1 to 15 that have been reviewed.  We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (United Kingdom and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in note 2, the annual accounts of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of accounts included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (United Kingdom and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (United Kingdom and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2017 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
London

10 August 2017

FORWARD-LOOKING STATEMENTS

This announcement contains a number of 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and certain of the Group's plans and objectives.

In particular, such forward-looking statements include statements with respect to:

●      our expectations regarding the Group's financial and operating performance, including statements contained within the business review and the outlook statements in this document, and the performance of joint ventures, associates, other investments and newly acquired businesses;

●      intentions and expectations regarding the contracts entered into by the Group or by third parties, including new services, such as the supply of consultancy, engineering and project management services;

●      expectations regarding the global economy and the Group's operating environment, including future market conditions and trends;

●      revenue and growth expected from Amec Foster Wheeler's business and its expectations with respect to long term shareholder value growth;

●      our ability to acquire new contracts, expected growth prospects in and growth in its customers  generally;

●      expected benefits associated with the acquisition of Foster Wheeler;

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "will", "anticipates", "aims", "could", "may", "should", "expects", "believes", "intends", "plans" or "targets". By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

●      global economic conditions or other macroeconomic developments in the geographic regions and markets in which the Group operates, including fluctuations in exchange rates;

●      changes in commodity prices which may impact demand for the Group's services;

●      the Group's exposure to the risks associated with operating in emerging markets;

●      the failure to meet customer expectations on project delivery, which could result in damage to reputation and/or loss of repeat business and potentially lead to litigation;

●      long term contracts which may be subject to early termination, variation or non-renewal provisions;

●      projects included in the Group's order book which may be delayed or cancelled;

●      lump sum contracts, which are subject to the risks associated with unanticipated modifications, technical problems and delays;

●      the loss of senior management or difficulty in attracting and retaining appropriately skilled personnel;

●      the failure to comply with health, safety and environmental laws;

●      the possibility of major safety incidents that can lead to reputational damage and increase potential liabilities;

●      obligations and liabilities relating to the Group's divested and non-core businesses;

●      the failure or security breaches of its information technology systems and/or data security; and

●      the failure to comply with anti-corruption laws and regulations, economic sanction programmes or other laws and regulations, which may result in the Group becoming subject to fines or penalties and the disruption of its business activities.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under the heading 'principal business and strategic risks'. All subsequent written or oral forward-looking statements attributable to the company or any persons acting on its behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, the company does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary